EXHIBIT 99.45

March 10, 2005	FOR IMMEDIATE RELEASE

Acclaim Announces Record

Year-End Financial Results and Reserves for 2004

CALGARY, ALBERTA - Acclaim Energy Trust (“Acclaim” or the “Trust”) (AE.UN – TSX) is pleased to announce its results for the fourth quarter and full year 2004.  The year was highlighted by the acquisition of assets from ChevronTexaco in western Canada which substantially improved the quality of Acclaim’s asset base and moved the Trust to a new level of production, reserves and cash flow.

Acclaim’s year featured numerous highlights:

•                  On June 30, 2004, the ChevronTexaco transaction was completed adding 17,000 boe/d production.  The transaction was accretive on all measures and established Acclaim as a top quartile producer in the Canadian oil and gas trust sector.

•                  Increased exit rate production 57 percent to exit 2004 at 41,500 boe/d compared to 26,500 boe/d at the end of 2003.  Acclaim also increased production per unit 14 percent on a debt adjusted basis.

•                  Average production increased 54 percent in 2004 to 33,421 boe/d compared to 21,738 boe/d in 2003.  Fourth quarter 2004 production totaled 42,780 boe/d, a 71 percent increase compared to 2003 and 1,831 boe/d higher than the third quarter of 2004.

•                  Increased annual cash flow 63 percent to $238.1 million and fourth quarter cash flow to $75.6 million, a 99 percent improvement over last year.

•                  Provided consistent monthly distributions of $0.1625 per unit totaling $1.95 per unit for 2004 compared to cash flow of $2.66 per basic unit, representing a payout ratio of 73 percent.  Acclaim’s payout ratio was one of the lowest in industry at 63 percent in the second half of 2004 which reflects the significant accretion provided by the ChevronTexaco transaction.

•                  Delivered a total return to unitholders of 37 percent and increased enterprise value to more than $1.8 billion from $1.1 billion at the end of 2003.

•                  Exceeded 100 mmboe of reserves by the end of 2004, reporting 112.6 mmboe of proved plus probable reserves, an increase of 31 percent for the year.

•                  Replaced production through reserve additions 3.3 times on a proved plus probable basis at finding, development and acquisition costs of $12.91 per boe.

•                  Increased exploitation program significantly in 2004, drilling 79 (74.4 net) operated wells resulting in 70 (67.0 net) oil wells, 5 (4.6 net) gas wells, one (0.6 net) injector well, and 3 (2.2 net) unsuccessful wells for a total success ratio of 95 percent.

A conference call to discuss these results will be hosted at 9 a.m. MST (11 a.m. EST) on Friday, March 11, 2005. The call will also be available via audio webcast from Acclaim Energy Trust’s website (www.acclaimtrust.com) and from the VCall website (www.vcall.com).  To participate Toll-Free across North America call:  1-877-461-2814 or within Toronto and area call:  416-695-5261.  A recorded playback of the call will also be made available until March 29, by calling toll-free across North America:  1-888-509-0081 or within Toronto and area call:  416-695-5275.

2004 HIGHLIGHTS

Financial

($millions except per share amounts)

	Three months ended December 31			Year ended December 31
	2004	2003	% Change	2004	2003	% Change

Gross Revenue	170.5	76.6	123%	521.5	289.0	80%
Cash flow from operations	75.6	38.0	99%	238.1	146.1	63%
Per unit - basic	0.73	0.52	40%	2.66	2.41	10%
Per unit - diluted	0.72	0.52	38%	2.64	2.40	10%
Net earnings	25.7	1.8	—	36.7	47.6	-23%
Per unit - basic	0.25	0.02	—	0.41	0.71	-42%
Per unit - diluted	0.24	0.02	—	0.41	0.70	-41%
Distributions	50.4	35.9	40%	176.7	121.3	46%
Per unit	0.4875	0.4875	0%	1.95	1.95	0%
Capital expenditures
Development expenditures	38.9	13.3	192%	91.8	40.3	128%
Net acquisition expenditures	10.1	38.1	—	434.3	378.8	15%
Total assets	1,555.9	1,089.7	43%	1,555.9	1,089.7	43%
Working capital (deficiency)	(27.6)	(5.0)	—	(27.6)	(5.0)	—
Long-term debt	283.8	209.0	36%	283.8	209.0	36%
Unitholders’ equity	865.0	608.4	42%	865.0	610.9	42%

Weighted average trust units (000s)	103,180	72,833	42%	88,877	60,696	46%
Trust units outstanding at year end (000s)	103,580	74,601	39%	103,580	74,601	39%

Operating

Production
Natural gas (mmcf/d)	108.2	80.1	35%	94.2	67.9	39%
Crude oil (bbl/d)	18,739	9,486	98%	13,731	8,427	63%
Natural gas liquids (bbl/d)	6,005	2,179	176%	3,988	1,997	100%
Barrel of oil equivalent (boe/d) @6:1	42,780	25,009	71%	33,421	21,738	54%

Average prices
Natural gas ($/mcf)	6.91	5.28	31%	6.91	6.09	13%
Natural gas ($/mcf) (net of hedging)	6.82	5.29	29%	6.76	5.88	15%
Crude oil ($/bbl)	48.18	34.04	42%	46.44	35.51	31%
Crude oil ($/bbl) (net of hedging)	40.66	33.25	22%	39.62	34.00	17%
Natural gas liquids ($/bbl)	33.81	29.98	13%	34.18	29.40	16%

Reserves (proved and probable)
Natural gas (bcf)	255.5	223.6	14%	255.5	223.6	14%
Crude oil and liquids (mbbl)	70,014	48,611	44%	70,014	48,611	44%
Total reserves (mboe)	112,601	85,884	31%	112,601	85,884	31%

Drilling activity (gross)
Gas wells	18	4	—	55	18	—
Oil wells	51	6	—	89	28	—
Standing/service	3	—	—	4	—	—
Dry and abandoned	6	1	—	8	4	—
Total gross wells	78	11	—	156	50	—
Total net wells	51.4	6.1		84.6	31.3	—
Success rate (%)	93%	91%	—	95%	92%	—

MESSAGE TO UNITHOLDERS

Acclaim made another significant leap forward in 2004 by pursuing its strategy of growing the company and improving its asset base, becoming more focused on the exploitation of its asset base and maintaining consistent distributions to unitholders.

Over the past two years Acclaim has completed five transactions totaling approximately $850 million including the most recent, a $434 million acquisition of properties from ChevronTexaco.  During that time, we have increased production 184 percent from 15,089 boe/d in the fourth quarter of 2002 to over 42,000 boe/d in the fourth quarter of 2004.  We have also increased total proved plus probable reserves 127 percent to over 112 mmboe at the end of 2004.

Through that period, Acclaim has maintained monthly cash distributions of $0.1625 per unit, paid total distributions of $4.06 per unit, and provided unitholders with a total return of 87.4 percent.

It has been a very busy and successful two years for Acclaim.  During that period we have built a solid base of assets, people and opportunities.

CHEVRONTEXACO ACQUISITION

The defining event for Acclaim in 2004 was the $434 million acquisition of ChevronTexaco properties in western Canada.  In this transaction, Acclaim acquired a package of high quality reserves of light crude oil and natural gas with significant future development potential.  The impact on Acclaim was significant, both from an operational and financial basis:

•                  The acquisition included the purchase of world class reservoirs and large pools characterized by a significant resource of oil and natural gas in place.

•                  Increased production 68 percent to 41,865 boe/d in the second half of the year compared to 24,885 boe/d for the first half.

•                  The transaction was very accretive to cash flow, production, reserves and net asset value per unit.

•                  The acquisition enhances Acclaim’s ability to maintain distributions for a significant period while also reducing Acclaim’s payout ratio to 63 percent in the second half of 2004.

•                  Capital allocated to these properties was limited for several years and we believe that there are significant production optimization and development opportunities on key properties acquired.

This acquisition elevated Acclaim into the top quartile of oil and gas royalty trusts in terms of production and reserves.

OPERATING RESULTS

Acclaim’s fourth quarter represented a milestone for the company, as characterized by the high level of exploitation activity and the corresponding success achieved by the Trust. We were more active in this quarter than ever before, drilling 49 gross operated wells and continuing to optimize our producing properties.  The fourth quarter drilling program resulted in approximately 1,400 boe/d of additional production, 900 boe/d of which came on production during the quarter.  The remaining 500 boe/d of additions are expected to come onstream in the first quarter of 2005.  Additionally, there are another 400 boe/d primarily from our Pouce Coupe drilling program that are also being tied in during the first quarter.  Operationally, we made significant strides towards improving the reliability and performance of our portfolio of assets and continued to create value for our unitholders by generating low cost production and reserves.  We successfully executed large programs in the Willesden Green, Dodsland, Greater Furness and Pouce Coupe regions, setting the foundation for follow-up programs throughout 2005. Acclaim also made the decision early in the fourth quarter to accelerate 19 wells that we had planned in the first quarter of 2005 into the fourth quarter of 2004. This decision was made to take advantage of increasing commodity prices, as well as mitigate potential risks associated with weather and access to services.  Acclaim drilled 16 of these wells, 14 of which are or will be producing by the end of the first quarter, and two that are standing.

In the fourth quarter of 2004, the Trust invested $38.9 million in enhancing the value of our assets, as compared to $13.3 million in the fourth quarter of 2003, reflecting the significant suite of opportunities we have and continue to develop. This year over year increase reflects the Trust’s increased focus on exploitation and value enhancement within our existing assets, and the emergence of this as a core component of our business.  Production averaged 42,780 boe/d in the fourth quarter of 2004 compared to 25,009 boe/d in the same period last year, an increase of 71 percent.  This increase reflects the impact of the ChevronTexaco acquisition supported by the addition of production from the exploitation program which includes both optimization and drilling.

Acclaim is seeking to enhance the value of our core assets by ensuring the continuity of our production, the preservation of our reserves and hence the long term sustainability of our cash flow and distributions.  Proactive facility work was completed to ensure regulatory compliance and efficient operations.  Operational enhancements to pipeline and plant operations helped us position ourselves for long term operating stability and to target cost reduction opportunities.  In accordance with our commitment to sound business conduct, we maintained our focus on regulatory compliance, safety and environmental stewardship.

In December, Acclaim responded to a gas release at one of the wells on our Acheson property west of Edmonton.  Acclaim’s Emergency Response Plan was engaged and the resulting fire was extinguished on January 10, 2005. In managing this incident, Acclaim worked hard to ensure the safety of our staff, contractors and the public, and to mitigate adverse impacts to the environment wherever possible. Remediation of the wellsite and surrounding area is ongoing. Throughout the incident, Acclaim worked closely with the Alberta Energy and Utilities Board and other affected stakeholders to ensure the expeditious, safe and satisfactory resolution to the incident. There was no production loss associated with the incident as the well was not producing.

Acclaim continued to be active in the fourth quarter in the development of exploitation and reservoir management programs, and operational enhancements on the assets acquired mid-year from ChevronTexaco.  These large pools are beneficial to Acclaim for numerous reasons; Multi-zone opportunities are often present above or below the proven pools and Acclaim continues to develop these prospects; The opportunity to improve recovery factors through sound reservoir engineering practices provides an opportunity for future reserve growth at very low cost and exploitation opportunities not fully realized or acted on by the previous owners has provided a long inventory of opportunities for Acclaim. As a result of the engineering and geotechnical work completed on these assets in the fourth quarter, Acclaim expects to execute on significant exploitation programs throughout 2005.

In 2005, Acclaim will continue to focus on major programs in our key assets.  We plan to continue our light oil development in the Willesden Green area, specifically targeting the SW extension area drilled in the fourth quarter 2004.  A large drilling, re-entry and optimization program is also being prepared for execution at Mitsue, and Acclaim will follow up on our recent success in the Pouce Coupe area with a drilling program in the second quarter.

Reflecting our effort to develop a broader gas portfolio, Acclaim will be proceeding with a shallow gas program in the second and third quarter in our Southern and Western districts.  In addition, the Trust plans an aggressive focus in 2005 on cost management, further strengthening the efficiency of our operations.

FINANCIAL RESULTS

For the year ended December 31, 2004 Acclaim achieved record financial results from its operations.  The increase in production volumes associated with the ChevronTexaco acquisition combined with increased crude oil and natural gas prices contributed to the significant gains.

Gross revenue totaled $521.5 million in 2004, up 80 percent from $289.0 million in 2003.  Revenue in the fourth quarter increased to $170.5 million, up 123 percent from $76.6 million in the fourth quarter 2003.

Cash flow from operations increased to $238.1 million or $2.66 per basic unit, up 63 percent from $146.1 million or $2.41 per basic unit in 2003.  Cash flow during the fourth quarter amounted to $75.6 million or $0.73 per basic unit, 99 percent higher than the $38.0 million or $0.52 per basic unit reported for the corresponding period in 2003.

Net income totaled $36.7 million or $0.41 per basic unit as compared to $47.6 million or $0.71 per basic unit in 2003.  Net income includes fourth quarter earnings of $25.7 million as compared to $1.8 million in 2003.

The price of West Texas Intermediate (“WTI”) crude averaged U.S.$41.40/bbl in 2004 including a fourth quarter price of U.S.$48.28/bbl.  For the year ended December 31, 2004 Acclaim received an average oil price of $46.44/bbl compared to $35.51/bbl in 2003.  Our average oil price was $48.18/bbl in the fourth quarter, up 42 percent from $34.04 during the fourth quarter a year earlier.

Factors influencing our price and resulting netbacks include the exchange rate between the Canadian and U.S. dollar as well as increased differentials for heavy oil.  The exchange rate averaged $0.7683 over 2004, appreciating 8 percent from $0.7135 a year earlier.  This has resulted in reduced Canadian wellhead prices.  Heavy oil prices were squeezed in the fourth quarter by the widening of the differential between light and heavy crudes and higher diluent costs for blending.  As a result, our corporate differential for oil as compared to Edmonton Light Sweet increased to $9.31/boe in the fourth quarter of 2004 from $4.70/boe in the third quarter.

The Trust’s average natural gas price was $6.91/mcf for 2004, up 13 percent from $6.09/mcf for the same period a year earlier.  Our natural gas price in the fourth quarter also averaged $6.91/mcf, up significantly from $5.28/mcf during the fourth quarter 2003.

CASH DISTRIBUTIONS

During 2004, Acclaim paid total cash distributions of $176.7 million or $1.95 per Trust unit, resulting in a 2004 payout ratio of 73 percent.  In the second half of 2004, Acclaim’s payout ratio was reduced to 63 percent which reflected the significant level of financial accretion resulting from the ChevronTexaco acquisition.  As at year end, Acclaim has provided unitholders with 26 consecutive months of consistent distributions.  Acclaim expects that it will maintain this level of distributions through 2005.

TAXABILITY OF UNITHOLDER DISTRIBUTIONS

On January 28, 2005, Acclaim Energy Trust issued its 2004 tax information for Canadian and US unitholders.  Based on its current business and financial model, Acclaim estimates that for 2005 income tax purposes, its distributions will be comprised of 30 to 40 percent return of capital and 60 to 70 percent income for Canadian investors.  For US investors, Acclaim estimates that its distributions for 2005 will be 20 to 30 percent return of capital and 70 to 80 percent qualifying dividend income as computed under US income tax law.  This tax guidance is based on information available to Acclaim’s management as of March 10, 2005, and is subject to change based on a variety of circumstances including, but not limited to commodity prices, acquisitions, tax and royalty rates. Actual taxable amounts will be provided in early 2006.

ANNUAL AND SPECIAL MEETING

The Annual and Special Meeting of Unitholders will be held at Thursday, May 12, 2005 at 2:30 p.m. in the Main Lecture Theatre of the Metropolitan Conference Centre, 333 – 4th Avenue SW, Calgary, Alberta.  All unitholders are welcome to attend.

RESERVES

Highlights

•                  Replaced 333 percent of annual production at a finding, development and acquisition (“FD&A”) cost of $12.91 per boe before consideration of future development capital (“FDC”) and revisions for the proved plus probable reserves category.  The majority of reserves replaced were through acquisition, and consist of high quality production and reserves of light crude oil and natural gas.

•                  2004 was dominated by the Chevron acquisition, providing unitholders with exposure to some of the largest accumulations of light oil and natural gas reserves in the western Canadian sedimentary basin.  Primarily as a result of the acquisition, proved producing reserves increased 33 percent to 75.9 mmboe from 57.0 mmboe at December 31, 2003; proved reserves increased 27 percent from 68.9 mmboe at December 31, 2003 to 87.7 mmboe at December 31, 2004; and proved plus probable reserves increased 31 percent to 112.6 mmboe at December 31, 2004.

•                  Acclaim continued to provide unitholders with consistent, accurate and predictable reserve growth and stability.  Since January 1, 2003, Acclaim’s base of proved producing reserves has increased by more than 300 percent.  All acquisitions have met or exceeded the initial production and reserves estimates assumed at the time of the acquisition.

•                  Increased the ratio of proved producing to total proved reserves to 87 percent as at December 31, 2004 compared to 83 percent at the end 2003 and 73 percent at year end 2002. Acclaim has substantially increased the portion of reserves that provide cash flow and support distributions to unitholders.

•                  Acclaim’s reserve profile changed in 2004 as a result of the ChevronTexaco transaction.  Light oil increased 7 percent and natural gas decreased 7 percent to 52 and 38 percent respectively of total reserves.  Heavy oil remained consistent at 10 percent of total reserves.

•                  Acclaim achieved an increase of 14.7 percent in net asset value per unit from the previous year.

Acclaim’s oil and gas reserves as at January 1, 2005 were evaluated by the independent engineering firm of Gilbert Laustsen Jung Associates Ltd. (“GLJ”).  This report is in compliance with the regulatory compliance initiatives National Instrument 51-10.  Under NI 51-101 guidelines, proved reserves are qualified as those reserves that have a 90 percent chance of being exceed at the reported level.  Proved reserves, by definition, are conservative.  Nine times out of ten actual reserves will be greater than the proved estimate. Proved plus probable reserves are defined as those reserves that have a 50 percent probability of being exceeded at the reported level.  They are the best estimate, or the most realistic case.  It is equally likely that the actual reserves will be higher or lower than the estimate.

Summary of Oil and Gas Reserves Company Interest

Forecasted Prices and Costs

	Light and Medium Crude Oil	Heavy Oil	Natural Gas Liquids	Natural Gas	Total
	(mbbls)	(mbbls)	(mbbls)	(mmcf)	(mboe)
Proved
Developed producing	32,242	7,199	7,407	174,198	75,881
Developed non-producing	1,274	801	241	14,056	4,658
Undeveloped	4,214	1,150	297	8,755	7,120
Total proved	37,730	9,150	7,945	197,008	87,660
Probable	10,027	2,703	2,459	58,509	24,940
Total proved plus probable	47,757	11,853	10,404	255,518	112,601

Note: May not add due to rounding

(1) “Company Interest” means in relation to Acclaim Energy’s interest in reserves, its “Corporation gross reserves”, which are Acclaim Energy’s working interest (operating and non-operating) share before deduction of royalties, plus Acclaim Energy’s royalty interests in reserves.

Net Present Value of Reserves – Forecasted Prices and Costs

	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%
	($M)	($M)	($M)	($M)	($M)
Proved
Developed producing	1,396,622	1,131,813	967,553	853,813	769,368
Developed non-producing	82,987	60,775	48,170	39,941	34,104
Undeveloped	94,566	64,901	45,945	32,950	23,601
Total proved	1,574,175	1,257,489	1,061,669	926,703	827,073
Probable	433,369	273,506	195,330	149,539	119,578
Total proved plus probable	2,007,544	1,530,996	1,256,998	1,076,242	946,651

Note: May not add due to rounding. Estimates of net present values do not represent fair market value.

Pricing Assumptions – Forecasted Prices and Costs

The first six years of the GLJ January 1, 2005 price forecast are presented below.  These prices have been utilized in determining the reserves and cash flow forecasts above.

Year	Crude Oil WTI	Crude Oil Edmonton Light	Natural Gas AECO	Bank of Canada Average Noon Exchange Rate
	($US/bbl)	($CDN/bbl)	($CDN/MMBtu)	($US/$CDN)

2005	42.00	50.25	6.60	0.820
2006	40.00	47.75	6.35	0.820
2007	38.00	45.50	6.15	0.820
2008	36.00	43.25	6.00	0.820
2009	34.00	40.75	6.00	0.820
2010	33.00	39.50	6.00	0.820

Summary of Oil and Gas Reserves Company Interest (1)

Constant Prices and Costs

	Light and Medium Crude Oil	Heavy Oil	Natural Gas Liquids	Natural Gas	Total
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)
Proved
Developed producing	33,472	6,438	7,529	176,877	76,918
Developed non-producing	1,341	747	246	14,173	4,697
Undeveloped	4,262	1,094	302	8,813	7,127
Total proved	39,075	8,279	8,078	199,864	88,742
Probable	10,349	2,558	2,483	59,689	25,339
Total proved plus probable	49,424	10,837	10,561	259,552	114,081

Note: May not add due to rounding

(1) “Company Interest” means in relation to Acclaim Energy’s interest in reserves, its “Corporation gross reserves”, which are Acclaim Energy’s working interest (operating and non-operating) share before deduction of royalties,  plus Acclaim Energy’s royalty interests in reserves.

Net Present Value of Reserves – Constant Prices and Costs

	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%
	($M)	($M)	($M)	($M)	($M)
Proved
Developed producing	1,556,734	1,222,252	1,020,916	885,043	786,406
Developed non-producing	92,086	66,846	52,363	42,910	36,249
Undeveloped	107,561	71,720	49,538	34,698	24,232
Total proved	1,756,381	1,360,819	1,122,818	962,652	846,887
Probable	492,054	308,302	218,363	165,659	131,279
Total proved plus probable	2,248,436	1,669,121	1,341,181	1,128,310	978,166

Note: May not add due to rounding

Pricing Assumptions – Constant Prices and Costs

	Crude Oil	Edmonton	Natural Gas	Exchange
Year	WTI	Light	AECO	Rate
(Year End)	($US/bbl)	($CDN/bbl)	($CDN/MMBtu)	($US/$CDN)

2004	43.45	46.54	6.79	0.8308

NET ASSET VALUE

The following net asset value calculation utilizes what is generally referred to as the “produce-out” net present value of Acclaim’s oil and gas reserves based on forecast prices as provided by independent evaluators. It does not take into account the development and growth in additional reserves in its existing properties beyond those included in the 2004 year-end report.  The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that will vary over time.

NAV - Discounted at 5 and 10 percent

	Jan 1, 2005
	Constant Price		Jan 1, 2005		Jan 1, 2004
	Forecast		GLJ Price Forecast		GLJ Price Forecast
	5%	10%	5%	10%	5%	10%
$Millions
Proved Plus Probable (a)	1,669.1	1,341.2	1,531.0	1,257.0	967.6	782.4
Undeveloped Lands + Seismic (b)	63.1	63.1	63.1	63.1	57.5	57.5
Long-term Debt, net of Working Capital (c)	(297.5)	(297.5)	(297.5)	(297.5)	(214.0)	(214.0)
Net Asset Value	1,434.7	1,106.8	1,296.6	1,022.6	811.0	625.8
Units Outstanding (000’s) (d)	110,461	110,461	110,461	110,461	77,572	77,572
NAV/Unit	12.99	10.02	11.74	9.26	10.46	8.07

(a)         As evaluated by Gilbert Laustsen Jung Associates Ltd.

(b)         Internal Estimate

(c)          Working Capital excludes commodity and foreign currency contracts

(d)         Represents total trust units outstanding and trust units issuable for exchangeable share and debentures

In the absence of reserve additions by the Trust, the NAV per unit will decline as the reserves are produced out.  The cash flow generated by the production relates directly to the cash distributions paid to unitholders.  Acclaim works continuously to add value, improve profitability and increase reserves which enhances the Trust’s NAV. This is demonstrated with achieving a 14.7 percent increase in year-over-year net asset value per trust unit.

RESERVE RECONCILIATION

Reconciliation of Company Interest (1) Reserves by Principal Product Type

Forecast Prices and Costs

	Light and Medium Crude	Heavy Oil	Natural Gas	Natural Gas Liquids	Total
	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mboe)
Proved Producing
Opening Balance	21,009	5,859	154,163	4,474	57,036
Acquisitions	14,623	231	46,953	3,877	26,556
Dispositions	(590)	—	(2,171)	(16)	(968)
Discoveries	14	—	982	18	196
Extensions	459	1,215	2,384	55	2,126
Infill Drilling	754	248	903	20	1,173
Improved Recovery	41	54	140	—	118
Economic Factors	—	—	—	—	—
Technical Revisions	(310)	859	5,326	439	1,875
Production	(3,759)	(1,267)	(34,482)	(1,460)	(12,232)
Closing Balance	32,242	7,199	174,198	7,407	75,881

Total Proved
Opening Balance	26,526	7,645	177,212	5,162	68,868
Acquisitions	14,868	231	51,504	4,093	27,776
Dispositions	(613)	—	(3,430)	(16)	(1,201)
Discoveries	14	—	893	19	182
Extensions	882	1,365	7,545	172	3,677
Infill Drilling	173	481	676	13	780
Improved Recovery	122	—	140	—	145
Economic Factors	—	—	—	—	—
Technical Revisions	(483)	695	(3,051)	(38)	(335)
Production	(3,759)	(1,267)	(34,482)	(1,460)	(12,232)
Closing Balance	37,730	9,150	197,008	7,945	87,660

Proved Plus Probable
Opening Balance	32,388	9,659	223,638	6,564	85,884
Acquisitions	18,775	255	64,406	5,440	35,204
Dispositions	(795)	—	(4,759)	(21)	(1,609)
Discoveries	16	—	1,155	24	233
Extensions	1,511	1,941	11,692	291	5,692
Infill Drilling	202	683	959	19	1,064
Improved Recovery	149	—	160	—	176
Economic Factors	—	—	—	—	—
Technical Revisions	(730)	582	(7,251)	(453)	(1,810)
Production	(3,759)	(1,267)	(34,482)	(1,460)	(12,232)
Closing Balance	47,757	11,853	255,518	10,404	112,601

Note: May not add due to rounding

(1) “Company Interest” means in relation to Acclaim Energy’s interest in reserves, its “Corporation gross reserves”, which are Acclaim Energy’s working interest (operating and non-operating) share before deduction of royalties,  plus Acclaim Energy’s royalty interests in reserves. Acclaim has included royalty interest reserves in this analysis so that a comparison can be made to the previous evaluation.  Royalty interest volumes are as follows:  PP 499 mboe; TP 534 mboe; and P+P 683 mboe.

2004 FINDING, DEVELOPMENT AND NET ACQUISITION COSTS (FD&A)

	Capital Expenditures	Company Interest Reserve Additions	Reserve Costs
	($thousands)	(mboe)	($/boe)
Proved Producing
Total FD&A (a)	526,097	29,201	18.02
Change in FDC (b)	15,878	n/a	n/a
Total FD&A including change in FDC (a+b)	541,975	29,201	18.56

Total Proved
Total FD&A (a)	526,097	31,358	16.78
Change in FDC (b) (1)	28,633	n/a	n/a
Total FD&A including change in FDC (a+b)	554,730	31,358	17.69

Proved Plus Probable
Total FD&A (a)	526,097	40,758	12.91
Change in FDC (b) (1)	52,976	n/a	n/a
Total FD&A including change in FDC (a+b)	579,073	40,758	14.21

CHANGE IN FUTURE DEVELOPMENT CAPITAL (1)

($ thousands)	Proved Producing	Total Proved	Proved Plus Probable

2005	19,878	91,233	143,876
2004	4,000	62,600	90,900
Change	15,878	28,633	52,976

RESERVE LIFE INDEX

The Company’s reserve life index has been determined by using GLJ’s proved producing average annual production rates.  Below is a comparison of the reserve life index from 2003 to 2005.

Reserve Life Index	Proved Producing	Total Proved	Total Proved Plus Probable

2003	5.9	8.1	9.5
2004	6.2	7.5	9.4
2005	5.6	6.5	8.3

OUTLOOK

The acquisition of the ChevronTexaco properties this year elevated Acclaim to a new level.  With this and our previous acquisitions, we have built a solid base of quality assets which include world class reservoirs and large pools characterized by a significant resource of oil and natural gas in place.  In October 2002, at the time of the Acclaim/Ketch merger, we set out to grow our business and improve our asset base.  We have successfully executed that strategy over the past two years.  As we look forward, we will continue to pursue strategic acquisitions to grow Acclaim.  The second component of our business model was the exploitation of our assets.  As we built our business we were relatively inactive in 2003 and the first part of 2004.  However, the fourth quarter of 2004 represented a milestone for the company, characterized by a high level of exploitation activity and success for Acclaim.  We were more active than ever before drilling 49 operated wells, while continuing to optimize our producing properties.

In 2005, we have currently budgeted $100 million of capital expenditures and will execute on significant exploitation programs throughout the year.  In the early part of 2005, our focus will be to tie in production from our successful fourth quarter drilling program while pursuing optimization programs on our producing properties.  The majority of the drilling planned for the first quarter of 2005 was in fact accelerated into the fourth quarter of 2004.  We expect to drill approximately 80 operated wells, most of which will be drilled in the last three quarters of 2005.  This reflects our increased focus on exploitation and value enhancement within our existing assets.  This is emerging as a core component of our business in order to provide long term sustainability of our business model.  Our ultimate objective is to offset natural declines with our exploitation program while maintaining stable cash distributions all of which would be financed by our cash flow.

The level of accretion provided by the ChevronTexaco acquisition is helping to achieve that objective.  In the second half of the year, our cash flow from operations financed consistent distributions at a significantly reduced payout ratio of 63 percent, plus an exploitation program which more than maintained production levels.

In 2005, we expect to produce between 38,500 boe/d and 39,500 boe/d.  Given current commodity prices, this should result in a payout ratio of 60 to 70 percent while maintaining current distributions.  The balance of cash flow available should be sufficient to finance our capital expenditure program of $100 million which will mitigate approximately 65 to 70 percent of our current decline.  Strong commodity prices may allow us to increase our internal program to fully offset our declines while maintaining a conservative payout ratio and stable cash distributions.

Our industry has experienced significant increases in all costs over the past eighteen months including labour, both in the field and head office, all services, power, pipe and drilling.  In 2005, we are forecasting operating costs of approximately $8.00 per boe and G&A costs of $1.25 per boe.  However, we are pursuing a cost management program in 2005 targeted at maintaining or reducing costs in a rising cost environment.

The last two years have been both busy and successful.  We commend all of Acclaim’s employees for their work in 2004.  It is the strength and commitment of our people that has and will continue to play a key role in our ongoing success.  We are also grateful to our Board of Directors for their support and guidance through the year.  In 2004, we added Nancy Laird and Greg Rich to our Board.  We have benefited from their extensive experience and commitment to Acclaim Energy

We look forward to another great year in 2005.

Jack C. Lee	J. Paul Charron
Chairman	President & Chief Executive Officer
March 10, 2005

Management’s Discussion & Analysis

Management’s Discussion and Analysis (“MD&A”) dated March 10, 2005, should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2004. The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  The business combination of Acclaim and Ketch Energy Ltd. (“Ketch”) which occurred on October 1, 2002, was accounted for as a reverse takeover of Acclaim by Ketch.  Accordingly, the comparative figures for the year 2002 are the results of operations and cash flows of Ketch for the full year 2002 and those of Acclaim from the date of acquisition, October 1, 2002.  This discussion provides Management’s analysis of Acclaim’s historical financial and operating results and provides estimates of Acclaim’s future financial and operating performance based on information currently available.  Actual results will vary from estimates and the variances may be significant.  You should be aware that historical results are not necessarily indicative of future performance.

We use the term cash flow from operations which is defined as net income before deducting non-cash expenses to analyze operating performance and leverage.  Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

All references are to Canadian dollars unless otherwise indicated.  Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil.  This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead.  Boe,s may be misleading, particularly if used in isolation.

OVERVIEW

Our Trust is an independent Canadian energy trust involved in the production and development of petroleum and natural gas in Western Canada.  Our principal properties are in Alberta, Saskatchewan, British Columbia and Manitoba.

As at December 31, 2004, we had total proved reserves of 87.7 million barrels of oil equivalent as evaluated by our independent petroleum engineers.  This represents a 27 percent increase from December 31, 2003.  Of this total, approximately 87 percent were proved producing reserves.  Our production is weighted equally between oil and natural gas, with the oil and natural gas liquids component approximating 53 percent during the fourth quarter 2004.

As a royalty trust we distribute a large percentage of our cash flow to investors.  Cash flow in excess of distributions is utilized to fund our capital expenditure program, establish new reserves of petroleum and natural gas and optimize our current production.  At year end we had approximately 360,000 net acres of undeveloped land available for future development and exploitation.

Our strategy is to grow our production and reserves through a combination of property acquisitions and exploitation opportunities.  Where necessary, we participate with joint venture partners to mitigate the risks associated with higher risk ventures.

2004 HIGHLIGHTS

On October 1, 2002, Acclaim was transformed through a business combination with Ketch Energy Ltd.  Since that time, we have completed five major transactions, increasing production from approximately 15,000 boe/d to more than 42,000 boe/d, an increase of 180 percent.  During that same period, we have distributed $317.1 million to our unitholders, and provided a total return since inception of 107 percent.

The petroleum and natural gas sector has enjoyed a period of high commodity prices, low interest rates and very robust capital markets.  In combination, these financial attributes have provided us the opportunity to pursue our vision of accretive growth in order to maximize unitholder value.

Most recently, we closed the ChevronTexaco transaction, a $433.7 million deal which not only increased production by approximately 17,000 boe/d but also elevated us into the top quartile of oil and natural gas trusts in Canada.  As a result of strong commodity prices and this acquisition, we are very pleased to announce record financial and operating results for the year ended December 31, 2004.

•                  Production averaged 33,421 boe/d during 2004, a 54 percent increase from 21,738 boe/d reported for the same period a year earlier.  Fourth quarter 2004 production averaged 42,780 boe/d as compared to 40,949 boe/d in the third quarter and 25,009 boe/d in the fourth quarter of 2003.

•                  Cash flow totaled $238.1 million, a 63 percent increase from $146.1 million reported in 2003.  Fourth quarter cash flow totaled $75.6 million as compared to $38.0 million for the same period a year earlier.  On a per unit basis, annual cash flow increased 10 percent to $2.66 per basic unit.

•                  Distributions have remained unchanged at $0.1625 per unit per month since our initial distribution in November 2002.  Our payout ratio averaged 73 percent during 2004, including an average payout ratio of 63 percent during the second half of the year.

Acquisition of ChevronTexaco Property Interests

On June 30, 2004, Acclaim completed the acquisition of certain petroleum and natural gas interests from ChevronTexaco Corporation (“Chevron”) for total cash consideration of $433.7 million.  The transaction was effective June 1, 2004 and closed on June 30, 2004.  As a result, production and related cash flow has been reflected in the results beginning July 1, 2004.

The transaction was financed with bank debt and a $275 million financing which was completed on June 15, 2004.  Under the terms of the financing Acclaim issued 16,350,000 trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of 8% convertible unsecured subordinated debentures.  The convertible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0%, a final maturity date of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit.  The convertible debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

The assets acquired are located in the Central, Kaybob and Mitsue areas of Alberta as well as in Manitoba.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following selected consolidated financial and operating information up to October 1, 2002, reflects the operation of Ketch.  Acclaim and Ketch were combined effective October 1, 2002.  Earnings (loss) per unit for the first three quarters of 2002 is that of Ketch, converted as if the Ketch shares had been exchanged for units at the ratio of 1.15 units for each Ketch share then outstanding.  Effective May 2003, the Trust units were consolidated on a 1:2.5 basis.  The Trust units outstanding and per unit information has been restated accordingly.

The results of operations in 2004 in comparison to 2003 and 2002 are as outlined under the section, “Results of Operations”.

a)  Annual Financial Information

($000s except per unit amounts)

Year ended December 31	2004	2003	2002
Petroleum and natural gas sales	521,514	289,036	122,943
Cash flow from operations	238,124	146,105	59,259
Per unit - basic	2.66	2.41	2.35
Per unit - diluted	2.64	2.40	2.30

Net earnings	36,690	47,602	(934)
Per unit - basic	0.41	0.71	(0.04)
Per unit - diluted	0.41	0.70	(0.04)
Balance Sheet Information
Total capital expenditures and acquisitions	586,757	454,633	194,831
Total assets	1,555,890	1,089,746	665,373
Working capital deficiency	(27,609)	(4,996)	(12,117)
Long-term debt	283,845	208,997	73,355
Unitholders’ equity	864,969	610,857	372,638
Weighted average trust units outstanding (thousands)	88,877	60,696	25,169
Trust units outstanding at year end (thousands)	103,580	74,601	39,240

b)  Quarterly Financial Information

($000s except per unit amounts)

	2004				2003
Earnings Information	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31

Petroleum and natural gas sales(1)	170,504	167,894	91,407	91,709	76,631	77,021	64,129	71,255
Net earnings(2)	25,665	862	4,412	5,751	1,767	5,178	33,228	7,429
Earnings per unit(2)(3)
Basic	0.25	—	0.05	0.07	0.02	0.06	0.57	0.13
Diluted	0.24	—	0.05	0.07	0.02	0.06	0.57	0.13

(1) Petroleum and natural gas sales have been restated as a result of changes in accounting policies for derivatives and transportation costs.

(2) Net earnings and per unit amounts have been restated as a result of a change in accounting policy for asset retirement obligations.

(3) When calculating the weighted average number of shares at the end of a quarter, all shares outstanding from the previous quarter are deemed to be outstanding for the entire period, where as in the year to date calculation those units are weighted according to the date of issue.  Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

Factors that have caused period to period variations include:

•                  Acquisition of Elk Point Resources Inc.

On January 28, 2003 we closed the acquisition of Elk Point Resources Inc. (Elk Point), a public company involved in the exploration, development and production of petroleum and natural gas in Western Canada.  The transaction, including bank debt was valued at approximately $174 million.  To fund the transaction, we paid $10.9 million cash and issued approximately 10.5 million trust units.  Production from these assets at the time of acquisition approximated 6,200 boe/d including, 23 mmcf/d of natural gas and 2,400 bbl/d of crude oil and natural gas liquids.

•                  West Central Alberta Property Acquisition

On June 26, 2003, we closed the acquisition of the Gilby/Willesden Green properties for a cash purchase price of approximately $135.0 million.  The effective date of the Gilby/Willesden Green acquisition was April 1, 2003.  We financed the transaction with a combination of bank debt and a bought deal financing of 9.7 million units at $9.75 per trust unit for gross proceeds of $95.0 million.

Production from the Gilby/Willesden Green properties at the time of acquisition was approximately 3,550 boe/d, comprised of 9.9 mmcf/d of natural gas and 1,900 bbl/d of light crude oil and natural gas liquids.

•                  Natural Gas Property Acquisition

On August 14, 2003, we closed the acquisition of the Natural Gas Properties for a cash purchase price of approximately $68.4 million.  The effective date of the acquisition was July 1, 2003.

Production from these properties at the time of acquisition was approximately 3,000 boe/d, comprised of 13.5 mmcf/d of natural gas and 750 bbl/d of light crude oil and natural gas liquids.  Approximately 80 percent of the production associated with these properties is located in our core operating areas.  In conjunction with the transaction we completed a bought deal financing of 6.6 million units at $10.95 per trust unit for gross proceeds of $72.2 million.

•                  Acquisition of Exodus Energy Ltd.

On December 19, 2003, we closed the acquisition of Exodus Energy Ltd. (Exodus), a private company involved in the exploration, development and production of petroleum and natural gas, for a purchase price of approximately $37.6 million.  To finance the transaction we issued 1.3 million trust units, paid $14.4 million cash, and assumed net debt of $7.9 million.  In conjunction with the acquisition, a disposition of $1.0 million of certain non-core assets was made on February 10, 2004 resulting in a net purchase price of $36.6 million.

Production from these assets approximated 2,000 bbl/d of oil equivalent, 85 percent weighted to heavy oil, and 15 percent to natural gas and light oil.  The primary properties fit well into our Eastern operating district and will provide considerable operating and capital cost savings as well as a solid inventory of drilling prospects.

•                  ChevronTexaco Properties Acquisition

On June 30, 2004, we closed the acquisition of the ChevronTexaco assets for a cash purchase price of $433.7 million.  Production from these assets at the time of acquisition approximated 17,000 boe/d.

Petroleum and natural gas sales are influenced by production volumes and commodity prices.  Generally, the prices of crude oil, natural gas and natural gas liquids have increased significantly since the first quarter of 2003.  In combination with increased production volumes, petroleum and natural gas sales have continued to increase quarter over quarter as a result.

The variation in net earnings quarter over quarter is primarily a result of depletion rates and our provision for future income taxes and financial derivative losses.  For the quarter ended June 30, 2003, net earnings were impacted by a future income tax recovery of $24.2 million due to changes in both the federal and Alberta provincial income tax rates.  The changes to be enacted over five years reduce the applicable rate on resource income from 28 percent to 21 percent, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

RESULTS OF OPERATIONS

Production

Production volumes averaged 33,421 boe/d in 2004, compared to 21,738 boe/d in 2003 (2002- 12,542 boe/d).  The 54 percent increase in 2004 production results from the ChevronTexaco acquisition and the impact of recording a full year of production from assets acquired in 2003.  In addition, incremental production from our 2004 drilling and optimization programs helped offset natural declines in many of our core areas.

Year ended December 31	2004	2003	2002
Natural gas (mmcf/d)	94.2	67.9	43.4
Crude oil (bbl/d)	13,731	8,427	3,971
Natural gas liquids (bbl/d)	3,988	1,997	1,331
Barrels of oil equivalent (boe/d)	33,421	21,738	12,542
Percentage natural gas	47	52	58
Percentage crude oil and natural gas liquids	53	48	42

Natural gas sales averaged 94.2 mmcf/d in 2004, 39 percent higher than the 67.9 mmcf/d reported for the same period in 2003 (2002 – 43.4 mmcf/d).  Crude oil and liquids production averaged 17,719 bbl/d, an increase of 70 percent from 10,424 bbl/d reported in the prior year (2002 –5,302 bbl/d).  In 2004, as part of ChevronTexaco’s ongoing North American portfolio rationalization program, we acquired certain of Chevron’s conventional oil and natural gas assets in Western Canada.  The properties acquired increased production by approximately 17,000 boe/d, including 11,450 bbls of oil and NGL’s and 37.5 mmcf/d of natural gas.  The increase in 2003 production compared to 2002 is directly attributable to the combination of Acclaim and Ketch on October 1, 2002, the Elk Point acquisition, which closed January 28, 2003, the West Central Alberta Property acquisition, which closed June 26, 2003 and the Natural Gas Property acquisition, which closed August 14, 2003.

Production By Province	B.C.	Alberta	Sask.	Manitoba	Total
Natural gas (mmcf/d)	8,854	84,598	760	—	94,212
Crude oil (bbl/d)	66	8,734	4,324	607	13,731
Natural gas liquids (bbl/d)	72	3,911	5	—	3,988
Total (boe/d)	1,614	26,745	4,455	607	33,421
Percentage	4.8%	80.0%	13.3%	1.9%	100%

For the three months ended December 31, 2004, natural gas sales averaged 108.2 mmcf/d, 35 percent higher than the 80.1 mmcf/d reported for the fourth quarter 2003.  Crude oil and liquids production increased 112 percent to 24,744 bbl/d from 11,665 bbl/d reported for the same period a year earlier.

Commodity Prices

Petroleum and natural gas revenue is derived from the sale of oil, natural gas and natural gas liquids production at prevailing posted prices, adjusted for quality and transportation.

Oil prices are influenced by global supply and demand conditions.  As the price of oil in Canada is based on a US benchmark price, a strengthening Canadian dollar will have a negative impact on the wellhead price received for our production.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints.  Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Benchmark Prices - (Annual Average)	2004	2003	2002
WTI Crude oil (US$/bbl)	41.40	31.04	26.08
NYMEX natural gas (US$/mcf)	6.14	5.36	3.17
AECO natural gas ($/mcf)	6.79	6.70	4.07
Canadian/US Dollar Exchange Rate	0.7685	0.7135	0.6374

West Texas Intermediate at Cushing, Oklahoma (“WTI”) is the benchmark for North American crude oil prices.  Canadian crude oil prices are determined by refiners’ postings based primarily at Edmonton, Alberta.  Canadian prices adjust WTI for the Canadian /US exchange rate, transportation and quality differentials.  NYMEX natural gas prices are referenced from Henry Hub, Louisiana.  Western Canadian natural gas prices are referenced from AECO Hub in Alberta and are adjusted for heat content.

Average Prices (before financial derivatives)	2004	2003	2002
Natural gas ($/mcf)	6.91	6.09	3.71
Crude oil ($/bbl)	46.44	35.51	35.28
NGL ($/bbl)	34.18	29.40	18.48

The price of WTI crude averaged US$41.40 per barrel during 2004, up 33 percent from the average price of US$31.04 per barrel for the same period in 2003.  During the fourth quarter WTI averaged US$48.28 per barrel, up 10 percent from an average of US$43.88 per barrel in the third quarter.

During 2004, we received an average oil price of $46.44 per barrel as compared to $35.51 per barrel for the comparable period in 2003.  Our average oil price was $48.18 per barrel during the fourth quarter, down from an average of $51.97 per barrel reported during the third quarter.

The average oil price we received during 2004 was negatively impacted by the appreciation in the Canadian dollar.  The dollar closed the year at US$0.8319, an 8 percent change from US$ 0.7713 at December 31, 2003.

Our average natural gas price was $6.91 per thousand cubic feet for 2004, as compared to $6.09 per thousand cubic feet during the same period in 2003.  The fourth quarter natural gas price averaged $6.91 per thousand cubic feet.

Currency Risk Management

The Canadian/US dollar exchange ratio is of significant importance to our Trust, since our natural gas and oil sales are effectively priced in US dollars and converted to Canadian dollars after taking into consideration quality differentials and transportation costs.  Any strengthening in the Canadian dollar relative to its US counterpart will have a negative impact on the wellhead price received for our production.  To manage this risk, we have entered into currency agreements that have collared the exchange rates on future production revenues to December 31, 2005.

Monthly Amount	Price	Term
US$3,000,000	CDN$1.2400 - CDN$1.3905	January 1, 2005 - December 31, 2005
US$2,000,000	CDN$1.2400 - CDN$1.3625	January 1, 2005 - June 30, 2005
US$2,000,000	CDN$1.2000 - CDN$1.3605	July 1, 2005 - December 31, 2005

Revenue

Revenue Analysis ($000s)	2004	2003	2002
Natural gas	$238,222	$157,184	$62,116
Crude oil and natural gas liquids	283,292	131,852	60,827
Petroleum and natural gas sales	$521,514	$289,036	$122,943

Oil and NGL sales before hedging increased 115 percent during the year to $283.3 million from $131.9 million in 2003 (2002 - $60.8 million).  The increase is attributable to increased commodity prices year over year and increased production volumes associated with the ChevronTexaco acquisition.  Average daily production of oil and NGLs increased to 17,719 bbl/d from 10,424 bbl/d in 2003.

Natural gas sales increased 52 percent year over year from $157.2 million to $238.2 million.  Natural gas prices in 2004 were 13 percent higher than those received in 2003, which increased revenue.  Average daily sales of natural gas increased 39 percent to 94.2 mmcf/d in 2004 from 67.9 mmcf/d in 2003 primarily as a result of the previously mentioned acquisition.

For the three months ended December 31, 2004, petroleum and natural gas revenue totaled $170.5 million as compared to $76.6 million for the same period in 2003.  Included in the fourth quarter 2004 results was the full quarter impact of the Exodus acquisition which closed on December 19, 2003, and the ChevronTexaco acquisition which closed June 30, 2004.

Royalties

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial governments.  Overriding royalties are also paid to other parties according to contracts.  In Alberta, where we produce the majority of our natural gas, a crown royalty is invoiced on the Crown’s share of production based on a monthly established Alberta Reference Price.  The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances.  For 2004, the Alberta Reference Price averaged $ 5.98/GJ or about $6.74/mcf.  There is a maximum rate of 30 percent for new gas and 45 percent on old gas.  The vast majority of our gas production is from new gas.  In today’s gas price environment, we are subject to the maximum rates.  Gas cost allowance, low productivity and other incentive schemes serve to reduce our effective royalty rate.

The majority of our oil production is in Alberta with a significant portion in Saskatchewan.  Royalty rates in both Alberta and Saskatchewan vary depending on the rate of production, oil prices and applicable incentives.

Royalties ($000s)	2004	2003	2002
Royalties, net of ARTC	$103,957	$53,616	$26,693
% of petroleum and natural gas revenue	19.9%	18.5%	21.7%
$/boe	$8.50	$6.76	$5.83

For 2004, royalties averaged $8.50/boe or approximately 19.9 percent of Acclaim’s total petroleum and natural gas sales price (before hedging) of $42.63/boe.  This compares to $6.76/boe or 18.5 percent of average sales price reported for the same period in 2003 (2002 - $5.83/boe).

For the three months ended December 31, 2004, royalties totaled $36.4 million as compared to $12.6 million during the same period a year earlier due to higher product prices and production volumes (2002 - $10.0 million).  During the fourth quarter royalties as a percentage of sales averaged approximately 21.3 percent as compared to 19.9 percent in the third quarter.  Chevron asset’s gas cost allowance balances were largely depleted and there was a significant “old gas” status component to their gas.

For 2005, we expect our royalty rate to approximate 21%, slightly higher than the rate reported in 2004 and 2003.  The increase results from the royalty burden carried by the Chevron assets.

Operating Costs

Operating Costs ($000s)	2004	2003	2002
Operating costs	$98,001	$50,179	$22,702
$/boe	$8.01	$6.32	$4.96

Producing petroleum and natural gas involves many field activities including lifting the oil and natural gas to surface, as well as treating, processing, gathering and storing the commodities.  Other costs involved in the production function include those incurred to operate and maintain the wells along with the leases and well equipment.

Assets most suitable for the trust environment are generally more mature with predictable production profiles.  Operating costs associated with these types of assets will generally be higher on a unit-of-production basis reflecting the recovery techniques utilized to extract the reserves.  Our acquisitions in 2004 and 2003 included production under waterflood and other secondary recovery schemes which are more costly to operate.

Our operating costs increased to $98.0 million compared to $50.2 million during the same period a year earlier (2002 - $22.7 million).  On a unit-of-production basis, operating costs averaged $8.01/boe compared to $6.32/boe for the prior year (2002 - $4.96/boe). A general theme throughout the industry has been higher field service costs including service rigs, labour, trucking and other related mechanical services.  These increases, combined with the full year impact of the operating costs structures inherited from acquisitions made in 2003, caused operating costs year over year to increase on a unit of production basis.  In addition, certain assets within our portfolio, primarily in east central Alberta, are significantly more costly to operate.  Although these assets increase our operating costs in total and on a per unit basis, they provide positive cash flow during a high commodity price cycle.

Production Expense Variance Analysis ($000s)	2004	% Change
Reported operating costs - 2003	$50,179	—
Increase due to production volumes	25,702	54
Increase due to increased costs	22,120	46
Total increase	47,822	100
Reported operating costs - 2004	$98,001	—

During the fourth quarter, operating costs totaled $32.0 million or $8.12/boe as compared to $16.1 million or $7.01/boe in 2003 (2002 - $5.42/boe).  The increase reflects higher operating costs associated with the Chevron assets acquired during the year, additional maintenance directed at these newly purchased assets and increased power and supplier costs for all properties.  It is anticipated that operating costs will continue to average approximately $8.00/boe in 2005, reflecting the nature of the assets acquired and higher costs generally throughout the sector.

We continue to focus efforts on operational efficiencies that will optimize production and reduce operating costs on a unit-of-production basis.

Petroleum And Natural Gas Transportation

It has been industry practice in prior years for companies to net transportation charges against petroleum and natural gas sales rather than showing transportation as a separate item on the Statement of Earnings.  Effective January 1, 2004, we have presented sales before the deduction of transportation charges and have also presented transportation expenses on the Statement of Earnings.  Prior years have been reclassified for comparative purposes.  This adjustment has no impact on net earnings or cash flow.

Transportation ($000s)	2004	2003	2002
Transportation expense	$8,807	$7,627	$4,034
$/boe	$0.72	$0.96	$0.88

Transportation costs are defined by the point of legal custody transfer of the commodity and is dependent upon the type of product being sold, location of the producing asset, availability of pipeline capacity and sales point of the product.

For crude oil, Acclaim sells all of its production at the lease.  The purchaser picks up the production at the lease and pays Acclaim a price for the applicable crude type based upon a price posted at the appropriate market hub less the transportation costs between that market hub and the lease.  For natural gas, Acclaim transports its gas from the plant gate to certain established market hubs such as AECO C in Alberta or Station 2 in British Columbia at which point title transfers to the purchaser.  In both cases, transportation costs associated with getting natural gas and clean, marketable oil to the point of title transfer are shown separately as a transportation expense.

Netbacks

	Oil ($/bbl)		Natural Gas	NGL’s	Total
Cash Netbacks Per Unit Of Production	Conventional	Heavy	($/mcf)	($/bbl)	($/boe)
Sales Price	$51.46	$31.31	$6.91	$34.18	$42.63
Less:
Royalties	8.52	4.32	1.51	9.74	8.50
Operating costs	7.94	11.16	1.57	—	8.01
Transportation	0.36	0.16	0.21	—	0.72
Cash Netback	$34.64	$15.67	$3.62	$24.44	$25.40

Operating netbacks represent the profit margin associated with the production and sale of petroleum and natural gas.  For 2004, three factors influenced our netbacks:  commodity prices, financial derivative losses, the Canadian dollar, and operating costs.

Netbacks ($/boe)	2004	2003	2002
Petroleum and natural gas revenue	$42.63	$36.43	$26.86
Less:
Royalties	8.50	6.76	5.83
Operating costs	8.01	6.32	4.96
Transportation	0.72	0.96	0.88
Net operating income	25.40	22.39	15.19
General and administrative	1.39	1.28	0.73
Interest on long term debt	0.98	1.11	1.42
Unit-based compensation - cash paid	0.14	0.06	—
Realized (gain) loss on financial derivatives	3.21	1.21	(0.12)
Large corporation tax	0.21	0.30	0.20
Cash flow from operations	19.47	18.43	12.96
Depletion, depreciation and amortization	14.62	12.67	13.30
Accretion	0.25	0.22	0.18
Unrealized loss on financial derivatives	0.91	—	—
Future income taxes (recovery)	0.10	(0.67)	(0.34)
Unit-based compensation - non-cash	0.60	0.20	—
Net earnings (loss)	$2.99	$6.01	$(0.18)

General And Administrative Expenses

General and Administrative Expenses ($000s)	2004	2003	2002
G&A expenses	$21,356	$12,784	$5,609
Overhead recoveries	(4,343)	(2,648)	(2,247)
Net G&A expenses	$17,013	$10,136	$3,362
$/boe	$1.39	$1.28	$0.73

General and administrative expenses net of overhead recoveries totaled $17.0 million in 2004, as compared to $10.1 million in 2003 (2002 - $3.4 million).  On a unit-of-production basis, general and administrative expenses averaged $1.39/boe as compared to $1.28/boe for the same period in 2003 (2002 - $0.73/boe).

During 2004, we increased our head office staff by more than 64 percent and field staff by 90 percent in order to properly manage our business, primarily a result of the ChevronTexaco property acquisition.  The level of activity in the Trust sector has not only increased the cost of hiring qualified candidates, it has also increased the cost of retaining existing employees and consultants.  In 2004, approximately 63 percent of total general and administrative expenses were labour related, including salary, benefits and consulting fees.

For the three months ended December 31, 2004, general and administrative expenses increased slightly to $1.48 /boe, as costs associated with increased staffing levels begin to align with volumes associated with our most recent acquisition.

Interest Expense

Interest Expense ($000s)	2004	2003	2002
Interest expense	$12,054	$8,841	$6,505
Bank loans, December 31	$283,845	$208,997	$73,355
Debt to trailing cash flow	1.2	1.4	1.2

Interest expense, representing interest on bank debt increased to $12.0 million or $0.98/boe from $8.8 million or $1.11/boe a year earlier (2002 - $6.5 million or $1.42/boe).  During 2004, average debt levels increased as acquisitions in 2004 and 2003 were made utilizing our bank facility to partially fund the transactions.

Interest rates continue to be favorable and are not expected to increase substantially in the short-term.  Average rates incurred by Acclaim during   2004 approximated 3.85 percent.

Interest Rate Risk Management

The Trust is exposed to fluctuations in interest rates on our floating rate long-term debt.  Currently we have not entered into any arrangements to manage this risk.

Unit-Based Compensation

On May 19, 2004, the unitholders of Acclaim, approved a Unit Award Incentive Plan to replace the existing Option Plan.  The new Unit Plan authorizes the Board of Directors to grant up to 2,500,000 units to directors, officers and employees of the Trust or its affiliates.  The Unit Award Incentive Plan consists of Restricted Trust Units (“RTUs”) for which the number of trust units is fixed and that will vest over a period of three years and Performance Trust Units (“PTUs”) for which the number of trust units is variable and will vest at the end of three years.  The cash compensation issued upon vesting of the PTUs is dependent upon the future performance of the Trust compared to its peers based on certain key industry benchmarks.  The Trust issued 719,988 RTUs and 235,900 PTUs to employees, officers and directors in 2004, on conversion of the Employee Stock Option Plan, and subsequently issued 371,252 RTUs and 138,250 PTUs.  Upon vesting, the plan participant may elect, subject to consent of the Trust, to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions.

As of December 31, 2004, there were 1,091,240 Restricted Units and 374,150 Performance Units outstanding entitling holders to 1,604,714 units upon vesting.  A compensation expense of $7.3 million has been recorded to approximate the fair value (based on the year-end market price of the units) of the trust units under the Unit Award Incentive Plan at December 31, 2004.  A compensation expense has not been recognized for the approximate fair value of the Performance Units as it is uncertain whether the performance criteria will be met at the end of three years.  Under the new Unit Award Incentive Plan, a non-cash expense will be recorded each period in the statement of income.  A realization of the expense and a resulting reduction in cash flow will occur each year if a cash payment is made upon vesting.  The Unit Award Incentive Plan expense does not impact cash flow unless a cash payment is made.

Depletion, Depreciation and Amortization

The current year provision for depletion, depreciation and amortization totaled $178.8 million as compared to $100.5 million in 2003 (2002 - $60.9 million).  On a unit-of-production basis, depletion, depreciation and amortization costs averaged $14.62/boe as compared to $12.67/boe in 2003 (2002 - $13.30/boe).  The increase in the 2004 provision is due to the ChevronTexaco acquisition, which increased property, plant and equipment by approximately $477 million.

For 2005, increases or decreases in the depletion rate on a unit-of-production basis will be influenced by the reserves added through acquisitions and the 2005 drilling program.

Unrealized Loss On Financial Derivatives

Effective, January 1, 2004, the Trust adopted the new accounting standard on accounting for unrealized gains and losses on financial contracts that are settled in the future.  The new standard requires that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period.  Any changes in the fair value of the financial contracts are included in net earnings for the period.  Prior to January 1, 2004, only realized gains and losses were recognized in the financial statements.

The estimated fair value is based on a mark to market calculation as at December 31, 2004 to settle the financial contracts.  The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity and foreign exchange prices.  The new accounting policy has been accounted for prospectively.

The fair value of all financial contracts on January 1, 2004 was recorded as a financial derivative liability with an offsetting financial derivative loss.  The deferred loss is being amortized to income over the term of the underlying contracts for which the deferred loss relates.  For the year ended December 31, 2004, $8.4 million was amortized including $1.4 million in the fourth quarter.

The following table reconciles the change in the fair value of the financial contracts during the period.

	Financial Derivative Loss	Financial Derivative Liability	Unrealized Loss
Balance, January 1, 2004	$11,180	$(11,180)	$—
Amortization	(8,362)	—	8,362
Unrealized loss on financial derivatives	—	(2,731)	2,731
Balance, December 31, 2004	$2,818	$(13,911)	$11,093

Asset Retirement Obligations

The CICA recently issued Handbook Section 3110 – Asset Retirement Obligations, which addresses statutory, regulatory, contractual and other legal obligations associated with the retirement of a tangible long-lived asset that results from its acquisition, construction, development or normal operation.

Under this section, asset retirement obligations are initially measured at fair value at the time the obligation is incurred, with a corresponding amount capitalized as part of the asset’s carrying value and depreciated over the asset’s useful life using a systematic and rational allocation method.

On initial recognition, the fair value of an asset retirement obligation is determined based upon the expected present value of future cash flows.  In subsequent periods, the carrying amount of the liability would be adjusted to reflect (a) the passage of time, and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

The total future asset retirement obligation was estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the facilities and the estimated timing of the costs to be incurred in future periods.  The costs are expected to be incurred over an average of 15 years.  The estimated cash flow has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 2.0 percent.

As of December 31, 2004, the amount to be recorded as the fair value of the liability was estimated to be $58.6 million.

The following December 31, 2003 balances were restated as a result of the change:

($000s)	As Previously Reported	Adjustment	As Restated
Property, plant and equipment	918,767	14,103	932,870
Asset retirement obligations liability	22,866	9,856	32,722
Future income tax liability	159,312	1,779	161,091
Accumulated earnings	63,385	2,468	65,853

INCOME TAXES

i)  Provision For Capital Taxes

Capital taxes, including provincial capital taxes and the Federal Large Corporations Tax are based on year-end debt and equity levels.  Capital taxes for 2004 totaled $2.5 million as compared to $2.4 million in 2003.  A reduction in capital tax rates for 2004 was offset by an increase in our taxable capital base as a result of the ChevronTexaco acquisition.

ii)  Future Income Taxes

In 2004, Acclaim recorded a future income tax expense of $1.2 million compared to a $5.3 million recovery in 2003.  The significant recovery in 2003 was mainly the result of federal and provincial legislative changes to reduce future tax rates.  Acclaim’s expected future tax rate is approximately 35 percent.  During 2004, Acclaim recorded a future income tax recovery of $4.7 million due to a reduction in the Alberta provincial income tax rate from 12.5 percent to 11.5 percent.

iii)  Tax Pools

Estimated Income Tax Pools ($000s)	December 31, 2004
Undepreciated capital costs	$173,712
Canadian oil and gas property expenses	195,540
Canadian exploration expenses	8,030
Canadian development expenses	74,121
Non-capital losses	22,285
Financing charges	20,486
Other	—
Total estimated income tax pools	$494,174

Goodwill

Goodwill is determined by calculating the total consideration of the acquisition plus the future income tax liability, less the fair value of the identifiable acquired assets and liabilities.  A future income tax liability arises when there is a difference between the value allocated to the acquired assets and their tax basis.

Accounting standards require goodwill to be assessed annually for impairment.  If an impairment is found, it is charged to income in that period.  We test impairment by calculating the expected undiscounted future cash flows from the acquired assets and ensuring that they are greater than the goodwill recorded.  Expected future cash flows are estimated by calculating expected revenues less operating, general and administrative expenses, income taxes, and asset retirement obligation expenses.  A write down of goodwill was not required at December 31, 2004 and 2003.

HEDGING

Commodity Price Risk Management

The prices we receive for our petroleum and natural gas can fluctuate significantly due to weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining the opportunity to participate in favourable price movements.  This practice allows us to generate stable cash flow for distributions and to ensure positive economic returns on capital development and acquisition activities.  Acclaim markets its production through independent marketers, directing all of its crude oil and 90 percent of its natural gas production to the spot markets.

During 2004, we recorded a financial derivative loss of $39.3 million as compared to a loss of $9.6 million in 2003 (2002 - $0.5 million gain).  As set out under the section ”Recent Accounting Pronouncements”, we adopted effective January 1, 2004, the new CICA Accounting Guideline 13 with respect to Hedging Relationships.

The following hedge commitments have been put in place for 2005 as noted below:

2005 Commodity Contracts	Q1	Q2	Q3	Q4
Natural Gas
Fixed Price Volume (Gj/d)	5,000	10,000	10,000	3,333
Fixed Price Average	$7.00	$6.50	$6.50	$6.50
Collars Volume (Gj/d)	40,000	30,000	30,000	10,000
Collar Floors	$6.40	$6.00	$6.00	$6.00
Collar Caps	$10.51	$8.17	$8.17	$8.17
Call Spreads (Gj/d)	5,000	0	0	0
Call Spreads Bought ($/Gj)	$9.00	$0.00	$0.00	$0.00
Call Spreads Sold ($/Gj)	$11.50	$0.00	$0.00	$0.00
Calls Sold (Gj/d)	3,000	3,000	3,000	1,000
Calls Sold ($/Gj)	$2.80	$2.80	$2.80	$2.80
Total Volume Hedged (Gj/d)	53,000	43,000	43,000	14,333
Crude Oil
Fixed Price Volume (bbl/d)	1,500	1,500	1,500	1,500
Fixed Price Average ($US/bbl)	$40.03	$40.03	$40.03	$40.03
Collars Volume (bbl/d)	7,000	8,000	7,000	7,000
Collar Floors ($US/bbl)	$29.71	$30.75	$29.71	$29.71
Collar Caps ($US/bbl)	$37.86	$39.51	$37.86	$37.86
Call Spreads (bbl/d)	0	0	500	500
Call Spreads Bought ($US/bbl)	$0.00	$0.00	$41.00	$41.00
Call Spreads Sold ($US/bbl)	$0.00	$0.00	$48.00	$48.00
Total Volume Hedged (bbl/d)	8,500	9,500	9,000	9,000

The following provides a summary of our current hedging contracts:

Future Commodity Contracts
Daily Quantity	Contract Price ($/gj)	Term

Natural Gas-Collars (AECO)
5,000 GJ	CDN$5.00-$7.80	November 1, 2004-March 31, 2005
20,000 GJ	CDN$7.00-$11.00	November 1, 2004-March 31, 2005
5,000 GJ	CDN$6.20-$12.50	November 1, 2004-March 31, 2005
5,000 GJ	CDN$7.00-$11.25	November 1, 2004-March 31, 2005
15,000 GJ	CDN$6.00-$8.00	April 1, 2005-October 31, 2005
5,000 GJ	CDN$6.00-$9.00	April 1, 2005-October 31, 2005
Natural Gas-Three Way Contracts (AECO)
5,000 GJ	CDN$4.00-$5.00-$8.50	November 1, 2004-March 31, 2005
10,000 GJ	CDN$5.00-$6.00-$8.00	April 1, 2005-October 31, 2005
Natural Gas-Fixed Price Contracts (AECO)
5,000 GJ	CDN$7.00	November 1, 2004-October 31, 2005
Natural Gas-Participating Swaps (AECO)
5,000 GJ	CDN$6.00 +85% participation	April 1, 2005-October 31, 2005
Natural Gas-Call Spreads (AECO)
5,000 GJ (Purchased by Acclaim)	CDN$9.00-$11.50	November 1, 2004-March 31, 2005
Natural Gas-Calls Sold (AECO)
3,000 GJ	CDN$2.80	November 1, 1999-October 31, 2005
Crude Oil-Collars (WTI)
1,000 bbl	US$ 32.00-38.40	January 1, 2005-December 31, 2005
2,000 bbl	US$ 32.00-39.00	January 1, 2005-December 31, 2005
Crude Oil-Three Way Collars (WTI)
1,000 bbl	US$20.00-$24.00-$30.00	January 1, 2005-December 31, 2005
1,000 bbl	US$24.00-$27.00-$40.05	January 1, 2005-December 31, 2005
1,000 bbl	US$24.00-$27.00-$35.00	January 1, 2005-December 31, 2005
1,000 bbl	US$30.00-$34.00-$43.60	January 1, 2005-December 31, 2005
1,000 bbl	US$34.00-$38.00-$51.00	April 1, 2005-June 30, 2005	*
Crude Oil-Fixed (WTI)
1,000 bbl	US$40.00	January 1, 2005-December 31, 2006
500 bbl	US$40.10	January 1, 2005-December 31, 2006
Crude Oil-Call Spreads (WTI)
500 bbl (Purchased by Acclaim)	US$41.00-$48.00	July 1, 2005-December 31, 2005
Alberta Power -Fixed Price Contracts (Alberta Power Pool)
2 MWh	CDN$43.75	January 1, 2004-December 31, 2005
2 MWh	CDN$47.50	January 1, 2005-December 31, 2006
5 MWh	CDN$48.25	January 1, 2006-December 31, 2006

* Subsequent to December 31, 2004, this transaction was unwound and replaced by a $40.00-$50.25 collar for the term of February 1, 2005 to December 31, 2005 at 1,000 bbl/d.

** Subsequent to December 31, 2004, Acclaim entered into two collars for 2006.  Each transaction was for a volume of 1,000 bbl/d and were executed at $40.00-$50.87 and $40.00-$52.90 respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash Flow ($000s)	2004	2003	2002
Cash flow from operations	$238,124	$146,105	$59,259
Net earnings (loss)	$36,690	$47,602	$(934)
Unitholders’ equity	$864,969	$610,857	$372,638

For the year ended December 31, 2004, cash flow from operations totaled $238.1 million or $2.64 per diluted unit, representing a 63 percent increase from the $146.1 million, or $2.40 per diluted unit during the same period in 2003 (2002 - $59.3 million or $2.30 per diluted unit).  Our 2004 cash flow included a realized loss on financial derivative contracts of $39.4 million ($0.43 per diluted unit) as compared to a loss of $9.6 million ($0.16 per diluted unit) in 2003.  The increase is due to higher production levels associated with the ChevronTexaco acquisition which closed June 30, 2004 and higher commodity prices received during the year.  Our weighted average units outstanding totaled 89.6 million for the year ended December 31, 2004.

We had fourth quarter cash flow of $75.6 million or $0.72 per diluted unit as compared to $38.0 million or $0.52 per basic and diluted unit during the same quarter in 2003 (2002 - $21.2 million or $0.54 per basic and diluted unit).  The increase is attributable to an increase in commodity prices and production levels.

We continue to use our cash flow to make distributions to unitholders.  Our policy is to distribute a majority of our cash flow with the remainder retained to reduce bank indebtedness.  Ultimately, the retained cash flow will be utilized to fund a portion of our capital expenditure program or permanently reduce bank indebtedness.

Our earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond our control.  Current volatility in commodity prices creates uncertainty as to our cash flow and capital expenditure budget.  We will therefore assess results throughout the year and revise budgets as necessary to reflect the most current information.

In 2005, our revenues will be impacted by drilling success, property acquisitions and production volumes as well as external factors such as the market prices for natural gas and crude oil and the exchange rate of the Canadian dollar relative to the US dollar.  We anticipate commodity prices will remain strong in 2005.

Bank Debt

We have an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $425 million including a $400 million revolving facility and a $25 million operating facility.  Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders.  The loan is reviewed semi-annually and may be extended at the option of the lender for an additional 364 day period.  If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period.  The loan has therefore been classified as long-term on the balance sheet.

At December 31, 2004, $283.8 million was drawn under the facility.  Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed.  At December 31, 2004 we had a working capital deficit of $27.4 million.  Included in the working capital deficit is a net liability of $11.1 million which represents the unamortized deferred losses and the value of financial derivative commodity contracts as required under the new hedge accounting guidelines implemented in 2004.  Excluding the net liability for financial derivative losses we had a working capital deficit of $16.5 million at December 31, 2004.

Our working capital deficit at year end was slightly higher than would otherwise be expected primarily due to our capital expenditure program in the fourth quarter.  The program resulted in the drilling of 78 gross wells, (51.4 net wells) many of which will be tied in and put on production during the first quarter 2005.

Our debt and equity structure as at December 31, 2004 was as follows:

	2004		2003
($000s)	Amount	%	Amount	%
Bank debt, net of working capital deficiency	$311,454	22.7	$213,993	21.7
Future income taxes	193,537	14.1	161,091	16.3
Unitholders’ equity	864,969	63.2	610,857	62.0
Total	$1,369,960	100.0	$985,941	100.0

Our growth has resulted from acquisitions and we regularly evaluate opportunities to acquire properties or companies.  Future acquisitions will be financed with debt and/or equity financings.

We believe that funds generated from our operations, together with borrowings under our credit facility and proceeds from property dispositions, will be sufficient to finance our current operations and planned capital expenditure program.  We anticipate that our annual capital expenditures over the next few years will be greater than our expenditures in fiscal 2004.  We establish our capital expenditure program based on an annual budget review process, including budgeted cash flow from operations, and we closely monitor changes throughout the year.

For 2005, we have budgeted cash flow of $300 million, of which $200 million will be distributed to unitholders and the remainder utilized to fund our $100 million capital expenditure program.

Capitalization

As at December 31, 2004, we had issued capital of 103.6 million units and on February 28, 2005 we had issued capital of 104.4 million trust units.

Our Trust units were consolidated on a one (1) for 2.5 basis during the second quarter of 2003.  This has resulted in retroactive restatement of all trust units, employee stock options and other per unit information.

If all the outstanding exchangeable shares and convertible debentures were converted into units, a total of 110.5 million units would be outstanding.

Components of our capital structure are as follows:

a) Trust Units

	2004		2003
	Units (000s)	Amount	Units (000s)	Amount
Balance, beginning of year	74,601	$660,048	39,240	$317,734
Issued for cash
Pursuant to equity offerings, net of costs	26,825	320,171	20,586	203,056
Pursuant to private placement, net of costs	—	—	307	2,399
Employee savings plan	160	2,155	111	1,222
Exercise of unit options	11	116	8	70
Issued pursuant to acquisition - Elk Point	—	—	10,517	95,970
Issued pursuant to acquisition - Exodus	—	—	1,342	15,150
Conversion of 11% debentures	1,523	14,854	2,335	22,747
Conversion of 8% debentures	155	2,099	—	—
Conversion of exchangeable shares	70	729	—	—
Distribution reinvestment plan	235	3,122	155	1,700
	103,580	1,003,294	74,601	660,048
Unit purchase loan receivable	—	(1,231)	—	(2,573)
Balance, end of year	103,580	$1,002,063	74,601	$657,475

On October 4, 2004, we closed a “bought deal” equity financing whereby we issued 5,300,000 trust units at $14.25 per trust unit for gross proceeds of $75.5 million.  Net proceeds, after underwriting fees and expenses amounted to approximately $71.4 million.

On June 15, 2004, we closed a $275 million “bought deal” financing.  Upon closing the Chevron transaction we issued a total of 16,350,000 trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million.  Net proceeds after underwriting fees and expenses amounted to approximately $190.0 million.

On April 19, 2004, we closed a “bought deal” equity financing whereby we issued 5,175,000 trust units at $12.00 per trust unit for gross proceeds of $62.1 million.  Net proceeds, after underwriting fees and expenses, amounted to approximately $59.0 million.

b) Exchangeable Shares

	Number of Units (000s)	Amount
Balance, December 31, 2003	776	$8,566
Shares exchanged	(70)	(729)
Adjustment to exchange ratio for distributions	102	—
Balance, December 31, 2004	808	$7,837

During 2003, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust.  Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with the exchangeable shares being exchangeable into 718,777 units immediately and the remainder exchangeable on October 1, 2005.

c) Convertible Debentures

	Number of Units Available on Conversion (000s)	Amount
i) 8% Convertible Debentures
Balance, December 31, 2003	—	$—
Issued, June 15, 2004	5,556	75,000
Converted to units during the year	(155)	(2,099)
Issue costs	—	(3,092)
Balance, December 31, 2004	5,401	$69,809

ii) 11% Convertible Debentures
Balance, December 31, 2002	4,530	$42,363
Converted to units during the year	(2,335)	(22,747)
Issue costs	—	(290)
Balance, December 31, 2003	2,195	19,326
Converted to units during the year	(1,523)	(14,854)
Balance, December 31, 2004	672	$4,472
Total, December 31, 2004	6,073	$74,281

On June 15, 2004, we issued $75.0 million, 8% convertible extendible unsecured subordinated debentures.  The convertible extendible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0%, a final maturity date, if extended of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit.  The convertible debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

In December 2002, we issued $45.0 million, 11 percent convertible, extendible, unsecured subordinated debentures.  The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit.

The debentures have been classified as equity because the Trust has the option, and intends to settle, the principle and interest payable with the issuance of units.  Interest paid to the debenture holders is included in Accumulated Earnings.  Effective January 1, 2005, under amendments to CICA Section 3860 Financial Instruments, we will be required to classify the 8% and 11% convertible debentures currently outstanding as debt with the corresponding interest expense rather than being accounted for as an equity instrument.  During 2004, $24.8 million of debentures were converted resulting in the issuance of 2.5 million units.

Capital Expenditures

Petroleum and natural gas reserves are a non-renewable resource.  As they are produced, our objective is to replace those reserves through a combination of property acquisitions and internal drilling opportunities.  In 2003, we focused on property and corporate acquisitions to build the base of our Trust.  In 2004, we focused on improving the quality of our reserves by purchasing the ChevronTexaco assets and spending approximately $47 million on internally generated drilling opportunities.

Capital Expenditures ($000s)	2004	2003	2002
Land	$3,792	$1,179	$5,059
Geological and geophysical	1,067	2,655	4,606
Drilling	46,932	20,238	27,523
Workovers and recompletions	25,982	—	—
Production equipment and facilities	13,997	16,254	13,627
Net development expenditures	91,770	40,326	50,815
Office equipment	3,609	1,335	—
Chevron acquisition - cash	433,160	—	—
Chevron acquisition - non cash	44,008	—	—
Elk Point acquisition	—	170,000	—
Exodus acquisition	—	37,912	—
Other property acquisitions	10,447	211,073	9,181
Dispositions	(9,280)	(6,013)	(665)
Asset retirement obligations change in estimate	13,043	—	—
Acclaim reverse takeover	—	—	135,500
Total capital expenditures	$586,757	$454,633	$194,831

During 2004, expenditures for exploration and development activities totaled $91.8 million as compared to $40.3 million in 2003 (2002 – $50.8 million).  A total of 156 gross (84.6 net) wells were drilled during the year, including 78 gross (51.4 net) wells in the fourth quarter, compared to 50 gross (31.3 net) wells during the year 2003.

For 2005, the Board of Directors has approved a capital budget of $100 million for exploitation and development projects.  These projects will be financed through a combination of cash flow and, if necessary, utilization of existing bank lines.

CASH DISTRIBUTIONS

($000s, except where indicated)	2004	2003	2002
Cash flow from operations	238,124	146,105	59,259
Distributions	176,741	121,338	19,025
Distributions per unit ($)	1.95	1.95	0.4875
Payout ratio (%)	74%	83%	90%

We distribute the net cash flow from our petroleum and natural gas properties to our Trust unitholders on a monthly basis with a portion of this cash flow withheld to repay bank debt and fund capital expenditures.  Although the level of cash retained for debt repayment typically varies, we monitor our distribution policy with respect to forecasted cash flows, debt levels and spending plans.  Management is prepared to adjust the payout levels in an effort to balance desired distributions with our requirement to maintain an appropriate and prudent capital structure.

For the year ended December 31, 2004, we distributed $176.7 million ($1.95 per unit)which represented 74 percent of cash flow from operations as compared to cash distributions of $121.3 million ($1.95 per unit) representing an 83 percent payout ratio in 2003.

For the three months ended December 31, 2004, the payout ratio decreased to 67 percent as we generated $75.6 million of cash flow from operations and distributed $50.4 million.

TAXATION OF CASH DISTRIBUTIONS

The following sets out a general discussion of the Canadian and US tax consequences of holding Acclaim units as capital property.  The summary is not exhaustive in nature and is not intended to provide legal or tax advice.  Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, Trust units are qualified investments for RRSP’s, RRIF’s, RESP’s and DPSP’s.  Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year.  An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition.  To the extent the unitholders’ ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders’ ACB will be brought to nil.

Acclaim paid $1.95 per Trust unit in cash distributions to unitholders during the period February 2004 to January 2005.  For Canadian tax purposes, 56.66 percent of these distributions was a tax-deferred return of capital and will reduce the ACB of the trust units held and 43.34 percent is taxable as other income.  During the same period in 2003, the Trust paid $1.95 per Trust unit in cash distributions, of which 100 percent was a tax-deferred return of capital.

The taxability of our distributions changed during 2004, a direct result of increased cash flows due to strong commodity prices and limited tax pools associated with the assets acquired from ChevronTexaco.

For 2005, Acclaim estimates that 60 – 70 percent of cash distributions will be taxable and 30 – 40 percent will be a tax-deferred return of capital.  Actual taxable amounts may vary depending on production, commodity prices and other factors and will be updated throughout the year as information becomes available.

US Taxpayers

Prior to 2005, US unitholders who receive cash distributions were subject to a 15 percent withholding tax, applied to the taxable portion of the distribution as computed under Canadian tax law.  Recent legislative changes which took effect on January 1, 2005, impose an additional 15 percent withholding tax on the non-taxable portion of the distribution.  US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles.  The taxable portion so determined, is considered to be a dividend for US tax purposes.  For most taxpayers, these dividends should be considered “Qualifying Dividends” and eligible for a reduced rate of tax.

The non-taxable portion of the cash distributions is a return of the cost (or other basis).  The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition.  However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

Acclaim paid $US1.50 per trust unit to US residents during the calendar year 2004 of which 47.49 percent was taxable as a qualified dividend and 52.51 percent a tax-deferred return of capital.

For 2005, we estimate that 70 – 80 percent of distributions may be taxable and 20 – 30 percent may be a tax-deferred return of capital.  Actual taxable amounts may vary depending on production, commodity prices, and other factors and will be updated throughout the year as information becomes available.

CONTRACTUAL OBLIGATIONS

The Trust has the following long-term commitments for the years indicated:

($000s)	2005	2006	2007	2008	2009 and thereafter

Office lease	$1,092	$1,092	$1,092	$1,092	$1,092
Transportation	715	714	703	695	4,031
	$1,807	$1,806	$1,795	$1,787	$5,123

CONTINGENCY

On December 12, 2004, a gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta.  Acclaim’s emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005.  The well was not producing at the time of the incident and has not had an impact on production in the area.

Acclaim carries control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively.  Total costs associated with the incident are currently estimated to approximate $45 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site.  Acclaim is currently working through the claims process with its insurers.  At December 31, 2004, costs approximating $28 million have been included as accrued liabilities with an offsetting accrual to accounts receivable for anticipated insurance recoveries.

As the reclamation and claim process is ongoing the financial impact of the incident on Acclaim is currently not determinable.

RISK MANAGEMENT

Investors who purchase our units are participating in the net cash flow from a portfolio of western Canadian crude oil and natural gas producing properties.  As such, the cash flow paid to investors and the value of the units are subject to numerous risks inherent in the industry.

Our expected cash flow from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs.  The price we receive for our oil depends on a number of factors, including West Texas Intermediate oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices.  The price we receive for our natural gas production is primarily dependent on current Alberta market prices. Acclaim has an ongoing commodity price risk management policy that provides for downside protection on a portion of its future production while allowing access to the upside price movements.

Acquisition of oil and natural gas assets depends on our assessment of value at the time of acquisition.  Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units.  We employ experienced staff on the business development team and perform stringent levels of due diligence on our analysis of acquisition targets, including a detailed examination of reserve reports; re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to ensure accretive results to the unitholders.  The Board of Directors approves all acquisitions greater than $5 million.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells.  To minimize these risks, we employ experienced staff to evaluate and operate wells and utilize appropriate technology in our operations.  In addition, we use prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

We are subject to credit risk associated with the purchase of the commodities produced.  In order to mitigate the risk of non-payment, we minimize the total sales value with any particular purchaser.

The value of our Trust units is based on the underlying value of the oil and natural gas reserves.  Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves.  Lower oil and gas prices increase the risk of write-downs on our oil and gas property investments.  In order to mitigate this risk, our proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers.  A special committee of the Board of Directors reviews and approves the reserve report.

Our access to markets may be restricted at times by pipeline or processing capacity.  We minimize these risks by controlling as much of our processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable cost efficient counter-parties.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government.  These regulations, controls and taxation policies are amended from time to time.  We have no control over the level of government intervention or taxation in the petroleum and natural gas industry.  However, we operate in such a manner to ensure that we are in compliance with all applicable regulations and are able to respond to changes as they occur.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness.  We have reviewed our environmental risks and are in compliance with the appropriate environmental legislation and have determined that there is no current material impact on our operations.

We are subject to financial market risk.  In order to achieve substantial rates of growth, we must continue reinvesting in, acquiring or drilling for petroleum and natural gas.  As we distribute the majority of our net cash flow to unitholders, we must finance a large portion of our acquisitions and development activity through continued access to equity and debt capital markets.  One source of funding for our acquisition/expenditure program is through the issuance of equity.  If we are not able to access the equity markets due to unfavorable market conditions for an extended period of time, this may adversely impact our growth rate.  We minimize the financial market risk by maintaining a conservative financing structure.

CRITICAL ACCOUNTING ESTIMATES

Reserve Estimates

Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures.  Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that are difficult to measure.  The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment.  Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing future oil and natural gas prices, future royalties and operating costs, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results.  For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk recovery, and estimates of the future net cash flows expected there from may vary substantially.  Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value of the Trust’s oil and natural gas properties and the rate of depletion of the oil and natural gas properties.  Actual production, revenues and expenditures with respect to the Trust’s reserves will likely vary from estimates, and such variances may be material.

The Trust’s estimated quantities of proved and probable reserves at December 31, 2004 were evaluated by independent petroleum engineers Gilbert Lausten Jung Associates Ltd.

Depletion and Depreciation Estimate

The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis.  Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities.  Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers.  Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs.  Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

FINANCIAL REPORTING UPDATE

There have been several financial reporting changes in 2004 which have impacted the Trust.  The following new standards have impacted our financial statements in 2004 and in some cases resulted in the restatement of comparable numbers in 2003 and 2002.

Hedging Relationships

The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 13 — Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.  The guideline establishes conditions for applying hedge accounting.  The guideline is effective for fiscal years beginning on or after July 1, 2003.  Where hedge accounting does not apply, any changes in the mark to market values of the option contracts relating to a financial period can either reduce or increase net income and net income per trust unit for that period.  We enter into numerous financial instruments to manage our commodity price risk that do not qualify as hedges under the new accounting guideline.  We have elected to not apply hedge accounting to any of our financial instruments.  Effective January 1, 2004, we recorded the fair value of financial instruments as a liability of $11.2 million on the balance sheet.  The change in fair value from January 1, 2004 has been recorded in the income statement on a separate line as loss on financial derivatives.

Asset Retirement Obligations

Effective January 1, 2004, Acclaim adopted CICA Section 3110 “Asset Retirement Obligations” which requires liability recognition for retirement obligations associated with property, plan and equipment.  The section replaces previous guidance on future removal and site restoration costs and is effective for fiscal years beginning on or after January 1, 2004.  The asset retirement obligation liability will initially be measured at fair value, which is the discounted future value of the liability.  The liability accretes until the obligation is settled.  The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset.   The new accounting policy has been applied retroactively with restatement of prior periods.

Full Cost Accounting

The CICA issued Accounting Guideline 16 which replaces Accounting Guideline 5, Full Cost Accounting in the Oil and Gas Industry.  The guideline is effective for fiscal years beginning on or after January 1, 2004 and is to be accounted for on a prospective basis.  The most significant change is the modification of the ceiling test to be consistent with CICA Section 3063, Impairment of Long-lived Assets.  The new guideline limits the carrying value of oil and gas properties to their fair value.  There is no write down of our property, plant and equipment under either the old or the new method as of December 31, 2003 and 2004.

Continuous Disclosure Obligations

Effective March 31, 2004, the Trust and all reporting issuers in Canada are subject to new disclosure requirements as per National Instrument 51-102 “Continuous Disclosure Obligations”.  This new instrument proposed shorter reporting periods for filing of annual and interim financial statements, MD&A and Annual Information Form (“AIF”).  The instrument also requires enhanced disclosure in the annual and interim financial statements, MD&A and AIF.  Under this new instrument, it is no longer mandatory for the Trust to mail annual and interim financial statements and MD&A to unitholders, but rather these documents will be provided on an “as requested” basis.  The Trust continues to assess the implications of this new instrument which was implemented in 2004.

RECENT ACCOUNTING PRONOUNCEMENTS

Convertible Debentures

The Trust intends to adopt the Canadian accounting standard for “Financial Instruments that may be Settled at the Issuer’s Option in Cash or its Own Equity Instruments” in the first quarter of 2005.  This new accounting standard will require the Trust to include convertible debentures as a component of long-term debt.  The related interest expense, currently included as a reduction in accumulated earnings, will be reclassified as interest expense on the Consolidated Statements of Earnings.  This change will be adopted retroactively.  The change in this accounting policy will impact cash flow.

Exchangeable Shares

On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities issued by Subsidiaries of Income Trusts”.  The EIC provides conditions under which exchangeable shares are classified as a component of equity.  Exchangeable shares that do meet the conditions are to be classified as a non-controlling interest.  The Trust is currently reviewing the impact of this pronouncement.  Any possible change would not impact cash flow.

Other accounting standards issued by the CICA during the year ended December 31, 2004 are not expected to materially impact us.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance.  In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions.  These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Acclaim.  Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.  Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.  Acclaim undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

Additional information relating to the Trust, including the Annual Information Form is located on SEDAR at www.sedar.com.

Acclaim Energy Trust

Consolidated Balance Sheets

As at December 31

($000s, unaudited)	2004	2003
		(Restated - Note 2)
ASSETS
Current Assets
Accounts receivable	$110,667	$60,720
Prepaid expenses and deposits	13,605	8,202
Deferred financial derivative loss (Note 13)	2,818	—
	127,090	68,922

Property, plant and equipment, net (Note 4)	1,340,846	932,870
Goodwill (Note 3)	87,954	87,954
Total assets	$1,555,890	$1,089,746

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$123,957	$62,037
Distributions payable	16,831	11,881
Financial derivative liability (Note 13)	13,911	—
	154,699	73,918

Bank debt (Note 5)	283,845	208,997
Hedging obligation and other liabilities	191	2,161
Future income taxes (Note 12)	193,537	161,091
Asset retirement obligations (Note 6)	58,649	32,722
	690,921	478,889

Commitments and guarantees (Note 15)

Contingency (Note 16)
UNITHOLDERS’ EQUITY
Capital (Note 7)	1,002,063	657,475
Exchangeable shares (Note 9)	7,837	8,566
Convertible debentures (Note 8)	74,281	19,326
Accumulated earnings	97,892	65,853
Accumulated distributions (Note 11)	(317,104)	(140,363)
	864,969	610,857
Total liabilities and unitholders’ equity	$1,555,890	$1,089,746

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors:

Jack C. Lee	J. Paul Charron
Chairman of the Board	President and Chief Executive Officer

Acclaim Energy Trust

Consolidated Statements of Earnings and Accumulated Earnings

Years ended December 31

($000s except per unit amounts, unaudited)	2004	2003
		(Restated - Note 2)
REVENUE
Petroleum and natural gas sales	$521,514	$289,036
Royalty expense (net of Alberta Royalty Tax Credit)	(103,957)	(53,616)
	417,557	235,420
EXPENSES
Operating	98,001	50,179
Transportation	8,807	7,627
General and administrative	17,013	10,136
Interest	12,054	8,841
Unit-based compensation	9,016	2,075
Depletion, depreciation and amortization	178,781	100,492
Accretion	3,045	1,743
Realized loss on financial derivatives	39,351	9,635
Unrealized loss on financial derivatives (Note 13)	11,093	—
	377,161	190,728

Earnings before taxes	40,396	44,692
Provision for capital taxes	2,535	2,386
Future income taxes (recovery) (Note 12)	1,171	(5,296)

NET EARNINGS	36,690	47,602

Accumulated earnings, beginning of year as previously reported	63,385	22,121
Change in accounting for asset retirement obligations (Note 2)	2,468	879
Accumulated earnings, beginning of year as restated	65,853	23,000

Interest on convertible debentures (Note 8)	(4,651)	(3,826)
Dividends on preferred shares	—	(923)
Accumulated earnings, end of year	$97,892	$65,853

Net earnings per unit (Note 14)
Basic	$0.41	$0.71
Diluted	$0.41	$0.70

See accompanying notes to consolidated financial statements.

Acclaim Energy Trust

Consolidated Statements of Cash Flows

Years ended December 31

($000s except per unit amounts, unaudited)	2004	2003
		(Restated - Note 2)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING ACTIVITIES
Net earnings	$36,690	$47,602
Adjustments for:
Unit-based compensation	7,344	1,564
Depletion, depreciation and amortization	178,781	100,492
Accretion	3,045	1,743
Unrealized loss on financial derivatives	11,093	—
Future income taxes (recovery)	1,171	(5,296)
Cash flow from operations	238,124	146,105
Asset retirement obligation costs incurred	(2,894)	(1,301)
Changes in non-cash operating working capital	(12,601)	(9,518)
Cash flow provided by operating activities	222,629	135,286

FINANCING ACTIVITIES
Proceeds from bank debt	74,848	71,363
Repayment of debentures	—	(3,225)
Proceeds from issuance of units, net of issue costs	326,814	208,448
Proceeds from issuance of convertible debentures, net of issue costs	70,657	—
Reduction of hedging obligation and other liabilities	(1,801)	(4,593)
Distributions to unitholders	(171,791)	(115,833)
Interest paid on convertible debentures	(4,651)	(3,826)
Dividends on preferred shares	—	(923)
Changes in non-cash financing working capital	1,340	(2,864)
Cash flow provided by financing activities	295,416	148,547
Cash flow provided by operating and financing activities	518,045	283,833

INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(443,607)	(211,073)
Disposition of petroleum and natural gas properties	9,280	6,013
Capital expenditures	(95,379)	(41,661)
Acquisition of subsidiaries (Note 3)	—	(35,037)
Changes in non-cash investing working capital	11,661	(2,075)
Cash used in investing activities	(518,045)	(283,833)
Cash beginning and end of year	$—	$—

The Trust paid the following cash amounts in 2004 and 2003:
Interest paid	$10,697	$7,761
Capital taxes paid	$1,832	$5,076

See accompanying notes to consolidated financial statements

Acclaim Energy Trust

Notes to the Consolidated Financial Statements

Years Ended December 31, 2004 and 2003 (tabular amounts in $000s except for unit amounts, unaudited)

1.  SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of Acclaim Energy Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, “Acclaim” or the “Trust”).  The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management of the Trust to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimated.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the following significant accounting principles.

In particular the amounts recorded for depletion and depreciation of property and equipment, the impairment test and asset retirement obligations are based on estimates of proven reserves, production rates, future crude oil and natural gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

Unit consolidation

Effective May 31, 2003, the Trust units were consolidated on a one (1) for 2.5 basis.  Trust units, options outstanding and other per unit information have been retroactively restated to reflect the consolidation.

Petroleum and natural gas properties

The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis.  Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities.  Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers.  Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs.  Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

Effective January 1, 2004, the Trust adopted CICA Accounting Guideline 16 “Oil and gas accounting — full cost”, (“AcG-16”).  Pursuant to AcG-16, the Trust places a limit on the aggregate carrying value of the Trust’s petroleum and natural gas properties.  An impairment loss exists when the carrying amount of the Trust’s petroleum and natural gas properties exceeds the estimated undiscounted future net cash flows associated with the Trust’s proved reserves.  If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust’s proved and probable reserves are charged to earnings.  Reserves are determined pursuant to National Instrument 51-101.  The adoption of this guideline had no impact on the financial statements.

Goodwill

Goodwill is tested annually for impairment.  A goodwill impairment provision would be recognized when the amount of goodwill exceeds its fair value.  Should an impairment provision be required, it will be charged to earnings in the period of impairment.

Joint venture

A portion of the Trust’s development and production activities are conducted jointly with others.  These financial statements reflect only the Trust’s proportionate interest in such activities.

Revenue recognition

Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Depreciation

Office furniture and equipment is depreciated on a declining-balance method at annual rates of 10 percent to 33 percent.

Unit-based compensation plan

The Trust has a unit-based compensation plan for directors, officers, employees and consultants of the Trust.  Under the terms of the plan, a holder may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of rights held.  Compensation expense associated with rights granted under the plan is measured at the date of exercise or at the date of the financial statements for unexercised rights.  Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.  See Note 10 for a description of the plan.

Income taxes

The Trust is a taxable entity under the Canadian Income Tax Act (“Act”) and is taxable only on income that is not distributed or distributable to the unitholders.  As the Trust distributes all of its taxable income (if any) to the unitholders and meets the requirements of the Act applicable to the Trust, no provision for income tax has been made in the Trust.

The Trust follows the liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust’s corporate subsidiaries and their respective tax bases, using substantially enacted income tax rates.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

Cash and cash equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.  These cash equivalents primarily consist of funds on deposit under various terms or Banker’s Acceptances utilized to fix the interest rate on bank debt.  Cash and cash equivalents are stated at cost which approximates fair value.

Per unit information

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year adjusted for the impact of units to be issued on the conversion of exchangeable shares.  Diluted earnings per unit are calculated using the treasury stock method to determine the dilutive effects of stock options and convertible debentures.  The treasury method assumes that proceeds from the exercise of “in-the-money” unit options and exercise of the convertible debentures are used to re-purchase units at the prevailing market rate.

2.  CHANGES IN ACCOUNTING POLICIES

(a)  Hedging Relationships

Effective January 1, 2004, the Trust adopted Accounting Guideline 13 – Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.  Where hedge accounting does not apply, any changes in the fair value of the financial derivative contracts relating to a financial period can either reduce or increase net earnings and net earnings per trust unit for that period.  The Trust enters into numerous financial instruments to manage commodity price and foreign exchange risk that do not qualify as hedges under the new accounting guideline.  Therefore, the Trust has elected to not apply hedge accounting and to follow the fair value accounting method for all financial instruments.  The new accounting policy has been adopted prospectively.

Effective January 1, 2004, the Trust recorded the fair value of financial instruments as a liability of $11.2 million, and a deferred financial derivative loss of $11.2 million.  The deferred financial derivative loss is recognized into net earnings over the life of the associated contracts.

(b)  Asset Retirement Obligations

Effective January 1, 2004, the Trust adopted Section 3110 Asset Retirement Obligations.  The asset retirement obligation liability is initially measured at fair value, which is the discounted future value of the liability.  The liability accretes until the obligation is settled.  The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset.   The new accounting policy has been applied retroactively with restatement of prior periods.  As a result of the retroactive application, the comparative statement of earnings has been restated.  The effect of the change on net earnings for the year ended December 31, 2003 and 2004 was immaterial.

The following December 31, 2003 balances were restated as a result of the change:

	As Previously
	Reported	Adjustment	As Restated
Property, plant and equipment	918,767	14,103	932,870
Asset retirement obligations liability	22,866	9,856	32,722
Future income tax liability	159,312	1,779	161,091
Accumulated earnings	63,385	2,468	65,853

(c)  Transportation Costs

Effective January 1, 2004, the Trust has reclassified transportation costs as a separate expense on the Statement of Earnings.  Previously, the transportation costs were netted against petroleum and natural gas sales.  There was no impact on net earnings as a result of this change.  Prior periods have been reclassified for comparative purposes.

3.  ACQUISITIONS

a)  ChevronTexaco Property Acquisition

On June 30, 2004, Acclaim acquired from ChevronTexaco Corporation certain conventional oil and gas interests in Western Canada.  The acquisition was financed through the issuance of trust units, 8% convertible debentures (Note 8), and debt.

The allocation of the purchase cost of the assets was as follows:

Petroleum and natural gas properties	$477,168
Future income taxes	(31,275)
Asset retirement obligations	(12,733)
Cash purchase consideration	$433,160

b) Exodus Energy Ltd.

On December 19, 2003, the Trust completed the acquisition of Exodus Energy Ltd. (“Exodus”).  The acquisition was accounted for by the purchase method of accounting.  The allocation of the purchase consideration was as follows:

Net working capital deficiency	$(3,825)
Petroleum and natural gas properties	37,912
Goodwill	10,275
Future income taxes	(6,117)
Bank debt	(4,050)
Asset retirement obligations	(4,452)
$29,743
Consideration was comprised of:
Issuance of 1,341,905 units	$15,150
Cash	14,398
Transaction costs	195
$29,743

c) Natural Gas Property Acquisition

On August 14, 2003, Acclaim closed the acquisition of Natural Gas Properties for $68.4 million.  The transaction was financed by the issuance of 6.6 million units at $10.95 per unit for gross proceeds of $72.2 million.

d) West Central Alberta Property Acquisition

On June 26, 2003, Acclaim closed the purchase of properties in west central Alberta for approximately $135 million.  The transaction was financed with a combination of bank debt and the issuance of 9.7 million units at $9.75 per unit for gross proceeds of $95.0 million.

e) Elk Point Resources Inc.

On January 28, 2003 the Trust completed the acquisition of Elk Point Resources Inc. (“Elk Point”).  The acquisition was accounted for by the purchase method of accounting.  The allocation of the purchase consideration was as follows:

Net working capital	$853
Petroleum and natural gas properties	170,000
Goodwill	26,501
Future income taxes	(16,259)
Bank debt	(58,457)
Hedging and lease obligation	(1,378)
Asset retirement obligations	(4,846)
$116,414
Consideration was comprised of:
Issuance of 10,517,264 units	$95,970
Cash	10,890
Transaction costs	9,554
$116,414

The following is a summary of goodwill by acquisition:

	2004	2003
Acclaim Energy Trust	$51,178	$51,178
Elk Point Resources Inc.	26,501	26,501
Exodus Energy Ltd.	10,275	10,275
	$87,954	$87,954

4.  PROPERTY, PLANT AND EQUIPMENT

	2004	2003
Property, plant and equipment, at cost	$1,747,305	$1,160,548
Accumulated depletion and depreciation	406,459	227,678
	$1,340,846	$932,870

Costs relating to unproved properties of $41.5 million (2003 - $45.7 million) were excluded from costs subject to depletion and depreciation.

An impairment test calculation was performed on the Trust’s property, plant and equipment at December 31, 2004 and 2003 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Trust’s property, plant and equipment.

The following table outlines benchmark prices used in the impairment test:

Year	WTI ($US/bbl)	Exchange Rate	AECO ($CDN/mcf)
2005	42.00	0.820	6.60
2006	40.00	0.820	6.35
2007	38.00	0.820	6.15
2008	36.00	0.820	6.00
2009	34.00	0.820	6.00
2010-2012	33.00	0.820	6.00
Thereafter (inflation %)	2.0%	0.0%	2.0%

5.  BANK DEBT

The Trust has a credit facility with a syndicate of banks that includes a $400 million revolving production loan and a $25 million revolving operating loan, of which $283.8 million was drawn at December 31, 2004 (December 31, 2003 - $209.0 million).  The full facility bears interest at the lenders’ prime rate or Bankers’ Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio.  The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to semi-annual review where the lenders may re-determine the borrowing base at any time.

Pursuant to the terms of the revised credit facility dated November 7, 2003, Acclaim may extend the revolving period for a further 364 day period.  If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period.  The credit facility has been classified as long-term on the balance sheet at December 31, 2004 and 2003.

6.  ASSET RETIREMENT OBLIGATION

Total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligations to be $58.6 million (December 31, 2003 - $32.7 million) based on a total future liability of $186.0 million (December 31, 2003 - $103.8 million).  The costs are expected to be incurred over an average period of 15 years.  The estimated liability has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 2.0 percent.

The following table reconciles Acclaim’s asset retirement obligation:

Asset Retirement Obligations	Amount
Balance, December 31, 2003	$32,722
Additions	13,947
Change in estimates	11,829
Settlement of liabilities during year	(2,894)
Accretion expense	3,045
Balance, December 31, 2004	$58,649

7.  CAPITAL

Authorized capital of the Trust is comprised of an unlimited number of units and an unlimited number of special voting units, none of which are outstanding.  Each unitholder can request redemption of trust units at a price calculated as the lesser of 90 percent of the market price during the 10 days after the date units are tendered and the closing market price on the date units are tendered.  Cash payments for units tendered are limited to $100,000 per month.  The Trust will issue notes for redemption in excess of cash payments.

	2004		2003
	Units (000s)	Amount	Units (000s)	Amount
Balance, beginning of year	74,601	$660,048	39,240	$317,734
Issued for cash
Pursuant to equity offerings, net of costs	26,825	320,171	20,586	203,056
Pursuant to private placement, net of costs	—	—	307	2,399
Employee savings plan	160	2,155	111	1,222
Exercise of unit options	11	116	8	70
Issued pursuant to acquisition - Elk Point	—	—	10,517	95,970
Issued pursuant to acquisition - Exodus	—	—	1,342	15,150
Conversion of 11% debentures	1,523	14,854	2,335	22,747
Conversion of 8% debentures	155	2,099	—	—
Conversion of exchangeable shares	70	729	—	—
Distribution reinvestment plan	235	3,122	155	1,700
	103,580	1,003,294	74,601	660,048
Unit purchase loan receivable	—	(1,231)	—	(2,573)
Balance, end of year	103,580	$1,002,063	74,601	$657,475

On October 4, 2004, the Trust issued 5.3 million trust units at $14.25 per trust unit for gross proceeds of $75.5 million.  Net proceeds of the issuance after underwriting fees and expenses were $71.4 million.  The net proceeds from the financing were used to partially repay indebtedness incurred with the Chevron acquisition and to expand Acclaim’s capital expenditure program.

On June 15, 2004, the Trust issued 16.4 million trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of 8% convertible extendible unsecured debentures in connection with the Chevron acquisition (Note 3a).  Net proceeds of the issuance after the underwriting fees and expenses amounted to approximately $262.0 million.

On April 19, 2004, the Trust issued 5.2 million trust units at $12.00 per trust unit for gross proceeds of $62.1 million.  Net proceeds, after underwriting fees and expenses amounted to approximately $59.0 million.

On December 19, 2003, the Trust issued 1.3 million units for total consideration of $15.1 million to complete the acquisition of Exodus (Note 3b).

On October 27, 2003, the Trust issued 4.3 million Trust units for $11.00 per unit for gross proceeds of $46.8 million ($44.5 million net of issue costs).

In conjunction with the acquisition of the West Central Alberta properties (Note 3d), the Trust issued 9.7 million units for $9.75 per unit for gross proceeds of $95.0 million ($90.1 million net of issue costs).  The equity financing closed May 23, 2003.

In conjunction with the acquisition of the Natural Gas Alberta Properties (Note 3c), the Trust issued 6.6 million units for $10.95 per unit for gross proceeds of $72.2 million ($68.6 million net of issue costs).  The equity financing closed July 22, 2003.

On January 28, 2003, the Trust issued 10.5 million units for total consideration of $96.0 million to complete the acquisition of Elk Point (Note 3e).

Distribution reinvestment plan

Canadian unit holders may elect to reinvest their cash distributions into additional units of the Trust.  During 2004, 235,000 units were issued with $3.1 million being credited to capital.

Unit purchase loan receivable

The unit purchase loan receivable is outstanding from employees and directors of the Trust.  The loan is secured by the units purchased and is being repaid by the distributions on those units.  The units purchased had a market value of $4.3 million at December 31, 2004.

8.  CONVERTIBLE DEBENTURES

On June 15, 2004, the Trust issued $75.0 million, 8 percent convertible extendible unsecured subordinated debentures for net proceeds of $72.9 million after costs of the issue.  The debentures have a face value of $1,000 per debenture, a final maturity date of August 31, 2009, and are convertible into trust units of Acclaim at the option of the holder at any time at a price of $13.50 per trust unit.  The debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

On December 17, 2002, the Trust issued $45.0 million, 11 percent convertible, extendible, unsecured, subordinated debentures at a price of $1,000 per debenture.  The debentures are redeemable by the Trust at a price of $1,050 per debenture after January 1, 2006 and on or before January 1, 2007 and at a price of $1,025 per debenture after January 1, 2007 and before maturity on December 31, 2007.  The debentures are convertible into units at the option of the holder at any time prior to maturity, or a date set by the Trust for redemption, at a conversion price of $9.75 per unit.  Interest is payable semi-annually on June 30 and December 31 of each year.

Both the 8 percent and 11 percent debentures have been classified as equity because the Trust has the option, and management intends to settle, the principal and interest with the issuance of units.  Interest paid to the debenture holders is included in Accumulated Earnings.

The following table reconciles the number of units to be issued on conversion of the remaining balance of the convertible debentures.

	Number of Units Available
	on Conversion (000s)	Amount
i) 8% Convertible Debentures
Balance, December 31, 2003	—	$—
Issued, June 15, 2004	5,556	75,000
Converted to units during the year	(155)	(2,099)
Issue costs	—	(3,092)
Balance, December 31, 2004	5,401	$69,809

ii) 11% Convertible Debentures
Balance, December 31, 2002	4,530	$42,363
Converted to units during the year	(2,335)	(22,747)
Issue costs	—	(290)
Balance, December 31, 2003	2,195	19,326
Converted to units during the year	(1,523)	(14,854)
Balance, December 31, 2004	672	$4,472
Total, December 31, 2004	6,073	$74,281

The fair value of the convertible debentures at December 31, 2004, based on quoted market value was $91.2 million (December 31, 2003 - $26.1 million).

9.  EXCHANGEABLE SHARES

Exchangeable Shares	Number of Units (000s)	Amount
Balance, December 31, 2003	776	$8,566
Shares exchanged	(70)	(729)
Adjustment to exchange ratio for distributions	102	—
Balance, December 31, 2004	808	$7,837

During 2003, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust.  Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with the exchangeable shares being exchangeable into 718,777 units immediately and the remainder exchangeable on October 1, 2005.

10.  UNIT-BASED COMPENSATION PLAN

The Trust had a unit-based compensation plan (the “Option Plan”) under which units of the Trust were reserved for issuance to employees, officers and directors.  Under the terms of the Plan, an option holder was able to exercise a right to sell their options to the Trust.  Compensation expense on unexercised rights was determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.

The following table summarizes the activity for the Option Plan:

		Weighted
	Number	Average
	of Options	Exercise
	(000s)	Price
Outstanding, December 31, 2002	2,058	$9.85
Granted	1,619	$10.57
Exercised	(8)	$8.15
Repurchased and cancelled	(932)	$10.21
Outstanding, December 31, 2003	2,737	$10.15
Exercised	(12)	$9.67
Repurchased and cancelled	(2,725)	$—
Outstanding, December 31, 2004	—	$—

On May 19, 2004, the unitholders of Acclaim approved a new unit award incentive plan to replace the Option Plan.  The new plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates.  The Restricted Units vest over a three-year period.  The Performance Units vest on the third anniversary of the date of the grant. The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of oil and gas trusts and other companies.  A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held.  The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

The following table summarizes the activity for the Restricted and Performance Units:

	Number of	Number of
	RTU’s	PTU’s
	(000s)	(000s)
Balance, beginning of year	—	—
Granted	1,143	382
Forfeited	(52)	(8)
Balance, end of year	1,091	374

As of December 31, 2004, there were 1,091,240 Restricted Units and 374,150 Performance Units outstanding entitling holders to 1,604,714 units upon vesting.  A compensation expense of $7.3 million was recorded during the year to approximate the fair value (based on period end price of the units) of the Restricted Units in excess of the Option Plan that was replaced.  A compensation expense was not recognized for the approximate fair value of the Performance Units as it is uncertain whether the performance criteria will be met at the end of three years.

Employee unit savings plan

The Trust has a savings plan whereby the employees can place up to 5 percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary.   All amounts are then invested in Acclaim Energy Trust units by way of market purchases or issuances from Treasury.  During 2004, 160,070 (2003 – 111,303) units were issued from Treasury under the Employee Unit Savings Plan with $2.2 million (2003 - $1.2 million) being credited to capital (Note 6).  The Trust matching portion is included in general and administrative expenses as a compensation expense to the employee.

11.  ACCUMULATED DISTRIBUTIONS

The table below shows the cumulative distributions to unitholders:

Distributions on issued units	$/Unit	Amount

Three months ended December 31, 2002	$0.488	$19,025
Three months ended March 31, 2003	0.488	24,431
Three months ended June 30, 2003	0.488	27,756
Three months ended September 30, 2003	0.488	33,231
Three months ended December 31, 2003	0.488	35,920
Year ended December 31, 2003	1.950	$121,338
Three months ended March 31, 2004	0.488	36,410
Three months ended June 30, 2004	0.488	42,002
Three months ended September 30, 2004	0.488	47,882
Three months ended December 31, 2004	0.488	50,447
Year ended December 31, 2004	1.950	$176,741
Accumulated distributions	$4.388	$317,104

12.  INCOME TAXES

The Trust and Other Non-Corporate Entities

The Trust is an inter vivos trust for income tax purposes.  Accordingly, the Trust is taxable on any income that is not allocated to the unitholders.  The Trust intends to allocate all income to the unitholders.  Should the Trust incur any income taxes, the funds available for distribution will be reduced accordingly.

The Trust had no taxable income in 2004 or 2003.

The Trust also owns interests directly or indirectly in various non-corporate entities which are considered flow-through entities for tax purposes.  These entities are designed to allocate 100 percent of their taxable income to the Trust and therefore do not recognize future income taxes on differences between the carrying value and the tax value of their net assets.  The Trust and other non-corporate entities had the following tax pools:

	2004	2003
Canadian oil and gas property expense	$3,843	$—
Undepreciated capital cost	64,635	—
Canadian development expenditures	1,148	45,332
Tax losses carried forward	577	10,734
Share issue costs	14,357	1,080
	$84,560	$57,146

Corporate Subsidiaries

The Trust has recorded a net future income tax liability associated with the temporary differences of the corporate subsidiaries as at December 31, 2004 and 2003 relating to the following:

	2004	2003
Capital assets in excess of tax value	$221,592	$176,962
Asset retirement obligations	(15,939)	(8,217)
Financial derivatives	(3,884)	—
Finance expense charged to unitholders’ equity	(2,146)	(3,041)
Tax losses carried forward	(6,086)	(4,613)
	$193,537	$161,091

Income tax expense varies from amounts that would be computed by applying Canadian federal and provincial income tax rates as follows:

	2004	2003
Net earnings before taxes	$40,396	$44,692
Statutory income tax rate	39.64%	41.08%

Expected income tax expense	$16,012	$18,359
Add (deduct) the tax effect of:
Non-deductible crown charges	14,651	11,553
Non-deductible compensation expense	2,911	—
Net income attributed to the Trust	(14,041)	—
Resource allowance	(11,793)	(12,221)
Effect of change in tax rates and other	(6,366)	(22,841)
Alberta Royalty Tax Credit	(203)	(146)
Future income tax expense (recovery)	1,171	(5,296)
Capital tax expense	2,535	2,386
Total tax expense (recovery)	$3,706	$(2,910)

13.  FINANCIAL INSTRUMENTS

The Trust’s financial instruments recognized on the consolidated balance sheets include accounts receivable, current liabilities and bank debt.  The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments.  The carrying value of bank debt approximates its fair value due to floating interest terms.

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations in the Canada/US dollar exchange rate.  The Trust manages this risk by entering into various derivative financial instruments.

The Trust is exposed to credit risk due to the potential non-performance of counter parties to the above financial instruments.  The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies and with major national chartered banks.

The Trust is exposed to interest rate risks as a result of its floating rate bank debt.

The Trust has entered into the following currency financial contracts for 2005:

Monthly Amount	Price	Term
US$3,000,000	CDN$1.2400-CDN$1.3905	January 1, 2005 - December 31, 2005
US$2,000,000	CDN$1.2400-CDN$1.3625	January 1, 2005 - June 30, 2005
US$2,000,000	CDN$1.2000-CDN$1.3605	July 1, 2005 - December 31, 2005

The Trust has entered into the following financial contracts and fixed price physical contracts for 2005 and future years:

Future Commodity Contracts
Daily Quantity	Contract Price ($/gj)	Term

Natural Gas-Collars (AECO)
5,000 GJ	CDN$5.00-$7.80	November 1, 2004-March 31, 2005
20,000 GJ	CDN$7.00-$11.00	November 1, 2004-March 31, 2005
5,000 GJ	CDN$6.20-$12.50	November 1, 2004-March 31, 2005
5,000 GJ	CDN$7.00-$11.25	November 1, 2004-March 31, 2005
15,000 GJ	CDN$6.00-$8.00	April 1, 2005-October 31, 2005
5,000 GJ	CDN$6.00-$9.00	April 1, 2005-October 31, 2005
Natural Gas-Three Way Contracts (AECO)
5,000 GJ	CDN$4.00-$5.00-$8.50	November 1, 2004-March 31, 2005
10,000 GJ	CDN$5.00-$6.00-$8.00	April 1, 2005-October 31, 2005
Natural Gas-Fixed Price Contracts (AECO)
5,000 GJ	CDN$7.00	November 1, 2004-October 31, 2005
Natural Gas-Participating Swaps (AECO)
5,000 GJ	CDN$6.00 +85% participation	April 1, 2005-October 31, 2005
Natural Gas-Call Spreads (AECO)
5,000 GJ (Purchased by Acclaim)	CDN$9.00-$11.50	November 1, 2004-March 31, 2005
Natural Gas-Calls Sold (AECO)
3,000 GJ	CDN$2.80	November 1, 1999-October 31, 2005
Crude Oil-Collars (WTI)
1,000 bbl	US$ 32.00-38.40	January 1, 2005-December 31, 2005
2,000 bbl	US$ 32.00-39.00	January 1, 2005-December 31, 2005
Crude Oil-Three Way Collars (WTI)
1,000 bbl	US$20.00-$24.00-$30.00	January 1, 2005-December 31, 2005
1,000 bbl	US$24.00-$27.00-$40.05	January 1, 2005-December 31, 2005
1,000 bbl	US$24.00-$27.00-$35.00	January 1, 2005-December 31, 2005
1,000 bbl	US$30.00-$34.00-$43.60	January 1, 2005-December 31, 2005
1,000 bbl	US$34.00-$38.00-$51.00	April 1, 2005-June 30, 2005
Crude Oil-Fixed (WTI)
1,000 bbl	US$40.00	January 1, 2005-December 31, 2006
500 bbl	US$40.10	January 1, 2005-December 31, 2006
Crude Oil-Call Spreads (WTI)
500 bbl (Purchased by Acclaim)	US$41.00-$48.00	July 1, 2005-December 31, 2005
Alberta Power -Fixed Price Contracts (Alberta Power Pool)
2 MWh	CDN$43.75	January 1, 2004-December 31, 2005
2 MWh	CDN$47.50	January 1, 2005-December 31, 2006
5 MWh	CDN$48.25	January 1, 2006-December 31, 2006

The following table is a reconciliation of the change in the fair value of the financial derivative instrument during the year:

	Financial	Financial
	Derivative	Derivative	Unrealized
	Loss	Liability	Loss
Balance, January 1, 2004 (Note 2)	$11,180	$(11,180)	$—
Amortization	(8,362)	—	8,362
Unrealized loss on financial derivatives	—	(2,731)	2,731
Balance, December 31, 2004	$2,818	$(13,911)	$11,093

The estimated fair value of financial derivative instruments is based on quoted market prices.

14.  NET EARNINGS PER UNIT

Net earnings per unit has been calculated based on the following:

	2004	2003
Weighted average units outstanding	88,877	59,920
Units issuable on conversion of exchangeable shares	706	776
Basic weighted average units and exchangeable shares outstanding	89,583	60,696
Dilutive impact of Restricted and Performance Units	780	—
Dilutive impact of options	—	202
Diluted weighted average units outstanding	90,363	60,898

Net earnings in the net earnings per basic unit calculation has been reduced by interest on convertible debentures of $4.7 million in 2004 (2003 - $3.8 million) and dividends on preferred shares of $nil million in 2004 (2003 – $0.9 million).  Units potentially issuable on the conversion of convertible debentures are anti-dilutive and are not included in the calculation of diluted weighted average units outstanding.

15.  COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has the following commitments:

($000s)	2005	2006	2007	2008	2009 and thereafter

Office lease	$1,092	$1,092	$1,092	$1,092	$1,092
Transportation	715	714	703	695	4,031
	$1,807	$1,806	$1,795	$1,787	$5,123

16.  CONTINGENCY

On December 12, 2004, a gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta.  Acclaim’s emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005.  The well was not producing at the time of the incident and has not had an impact on production in the area.

Acclaim carries control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively.  Total costs associated with the incident are currently estimated to approximate $45 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site.  Acclaim is currently working through the claims process with its insurers.  At December 31, 2004, costs approximating $28 million have been included as accrued liabilities with an offsetting accrual to accounts receivable for anticipated insurance recoveries.

As the reclamation and claim process is ongoing the financial impact of the incident on Acclaim is currently not determinable.

ADVISORY: Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim’s operations or financial results are included in Acclaim’s reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim’s website (www.acclaimtrust.com) or by contacting Acclaim.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Acclaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

For further information contact:

J. Paul Charron,

President and Chief Executive Officer

(403) 539-6300

or

Kerklan (Kerk) Hilton

Director, Investor Relations

(403) 539-6343

Toll Free: 1-877-539-6300,

info@acclaimtrust.com

www.acclaimtrust.com